As confidentially submitted with the Securities and Exchange Commission on April 2, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Hydrofarm Holdings Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5191	81-4895761
(State or other jurisdiction of Classification Code Number)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

290 Canal Road
Fairless Hills, Pennsylvania 19030
(707) 765-9990
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.
850 New Burton Road, Suite 201
Dover, Delaware 19904
(800) 483-1140
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Kenneth R. Koch, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center, 666 Third Avenue New York, New York 10017 Tel: (212) 935-3000	Byron B. Rooney Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share		$	$	$

(1)
Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

(2)
Estimated solely for purpose of calculating the registration fee according to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”). The proposed maximum offering price per share and the proposed maximum aggregate offering price are calculated on the basis of the average high and low prices per share of the Registrant’s common stock reported on the Nasdaq Global Select Market on            , 2021, pursuant to Rule 457(c) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The se securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 2, 2021
Preliminary Prospectus
Hydrofarm Holdings Group, Inc.
Shares of Common stock
We are offering      shares of our common stock in this offering.
Our common stock is listed on the Nasdaq Global Select Market under the symbol “HYFM.” On            , 2021, the last reported sale price of our common stock as reported on the Nasdaq Global Select Market was $     per share.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus and the risk factors in the documents incorporated by reference in this prospectus to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Hydrofarm Holdings Group, Inc.	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to      additional shares of our common stock.
The underwriters expect to deliver the shares against payment in New York, New York, on or about            , 2021.
J.P. Morgan	Stifel
The date of this prospectus is            , 2021

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus and in the documents incorporated by reference in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Where You Can Find More Information” in this prospectus.
Neither we nor any of the underwriters have authorized anyone to give any information or to make any representation to you other than those contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.
Emerging Growth Company
We are an emerging growth company, as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s reporting providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.
We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three-year period.
Presentation of Financial Information
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for periods prior to the year ended December 31, 2018.
Industry and Market Data
This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and

ii

third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.
Trademarks
Our primary trademarks include “Hydrofarm,” “PHANTOM BALLAST,” “ACTIVEAQUA,” “ACTIVE AIR” and “PhotoBio” and all of which are registered in the U.S. with the U.S. Patent and Trademark Office.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus from our filings with the SEC listed under the section of this prospectus titled “Incorporation by reference.” This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the sections of this prospectus titled “Special note regarding forward-looking statements” and “Risk factors” and the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and our consolidated financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 30, 2021 (our “Annual Report”), which is incorporated by reference in this prospectus. Unless the context otherwise requires, we use the terms “Hydrofarm,” the “Company,” “we,” “our,” “us,” or similar terms in this prospectus to refer to Hydrofarm Holdings Group, Inc. and, where appropriate, our consolidated subsidiaries. Unless we specifically state otherwise, the information in this prospectus assumes a 1-for-3.3712 reverse stock split of our common stock effected on November 24, 2020.
Introduction
We are a leading independent distributor and manufacturer of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of our own innovative portfolio of proprietary branded products. We primarily serve the U.S. and Canadian markets, and believe we are one of the leading competitors by market share in these markets in an otherwise highly fragmented industry. For over 40 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency and speed in their grow projects. For the trailing twelve months ended December 31, 2020, we had net sales of $342.2 million; from 2005 to 2020, we generated a net sales compound annual growth rate (“CAGR”) of approximately 18%.
Hydroponics is the farming of plants using soilless growing media and often artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity spectrum, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.
We reach commercial farmers and consumers through a broad and diversified network of over 2,000 wholesale customer accounts, who we connect with primarily through our proprietary eCommerce marketplace. Over 80% of our net sales are into the specialty hydroponic retailers, through which growers are able to enjoy specialized merchandise assortments and knowledgeable staff. We also distribute our products across the U.S. and Canada to a diversified range of retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers.
How We Serve Our Customers
Our customer value proposition is centered on two pillars. First, we strive to offer the best selection by being a branded provider of all CEA needs. Second, we seek to be the gold standard in distribution and service, leveraging our infrastructure and reach to provide customers with just-in-time (“JIT”) delivery capabilities and exceptional service across the U.S. and Canada.
Complete Range of Innovative CEA Products
We offer thousands of innovative, branded CEA products that are supported by 24 patents and 60 registered trademarks. Our product offerings span lighting solutions, growing media (i.e., premium soils and soil alternatives), nutrients, equipment and supplies and includes more than 6,000 stock-keeping-units (“SKUs”) sold under leading proprietary, exclusive/preferred brands or non-exclusive/distributed brands.

Some of our most well-known brands include Phantom and Active Aqua as well as in-licensed brands such as FoxFarm and Grodan. We estimate that approximately two-thirds of our net sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining portion of our sales relate to durable products such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive/preferred brand relationships providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased elsewhere.
The following graphic illustrates a representative set of our market-leading products across key CEA product categories:
Infrastructure and Reach for Fast Delivery, High In-Stock Availability and Exceptional Service
Our infrastructure and reach enable us to provide delivery and service capabilities to a highly diverse group of customers across the U.S. and Canada. We believe that our six U.S.-based distribution centers can reach approximately 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market.
In the U.S., we operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers in Langley, British Columbia and Cambridge, Ontario. Outside of North America, we operate a distribution center in Zaragoza, Spain, and we have an office for product quality assurance and supply chain management in Shenzhen, China. We partner with a network of third-party logistics companies that facilitate expeditious delivery to our customers across the globe. The majority of customer orders are received through our business-to-business e-commerce platform. Through our differentiated Distributor Managed Inventory (“DMI”) Program, we partner with our network of retailers and resellers to create customized, JIT supply chain solutions for large commercial end users.

The following illustration provides an overview of our operating footprint.
Over the past fifteen years, we have grown our net sales at an approximate 18% CAGR. This historical growth is largely due to the growth in CEA growing across several end-markets, including cannabis, and our ability to continuously develop, manufacture and distribute innovative branded products on timely basis.
We believe our industry is poised to grow significantly. Expanding populations, limited natural resources and a focus on the environment and the security of our agricultural systems have illuminated the benefits of CEA compared to traditional outdoor agriculture. We believe the adoption of CEA will continue to accelerate, particularly in the commercial agriculture industry, where CEA can be deployed to achieve grows that are simultaneously more efficient for the planet and profitable for growers. Furthermore, certain of our end-markets are experiencing significant growth, including cannabis. The global cannabis industry is a rapidly developing business opportunity for us, particularly as the legal market in the U.S. continues to expand.
To support this significant growth opportunity and to improve our profit margin profile, we recruited a new Chairman and Chief Executive Officer, William (“Bill”) Toler, in early 2019. Mr. Toler has recruited over five new executives and quickly put in place several management initiatives intended to support growth and improve our profit margins. These initiatives include, but are not limited to, further developments of proprietary brands, freight cost management and distribution network optimization, and the expansion of our commercial segment and DMI.
Given our strong historical net sales growth, the accelerating growth in our primary end-markets, and the strength of our new management team, we believe that we are well positioned for significant and sustained net sales and earnings growth.

Our Industry is Large and Rapidly Growing
The Expanding Controlled Environment Agriculture Market
Our principal industry opportunity is in the wholesale distribution of CEA equipment and supplies, which generally include grow light systems; advanced heating, ventilation, and air conditioning (“HVAC”) systems; humidity and carbon dioxide monitors and controllers; water pumps, heaters, chillers, and filters; nutrient and fertilizer delivery systems; and various growing media typically made from soil, rock wool or coconut fiber, among others. Today, we believe that a majority of our products are sold for use in CEA applications.

Pictured: PHOTOBIO LED Light, Active Aqua Grow Flow 5 gal system, Active Aqua Flexible Air Stone, OxyCLONE 20 Site System with Timer and Light Kit, Active Air CO2 System with Timer
CEA is an increasingly significant and fast-growing component of the expansive global commercial agriculture and consumer gardening sectors. According to the USDA and National Gardening Survey, the agriculture, food, and related industries sector produced more than $1 trillion worth of goods in the U.S. alone in 2017, and U.S. households spent a record of approximately $48 billion at retail stores on gardening and growing supplies and equipment.
According to industry publications, the global CEA industry totaled approximately $75 billion in 2020, and is expected to grow at a CAGR of 19% from 2020 to 2025. The rapid growth of CEA crop output will subsequently drive growth in the wholesale CEA equipment and supplies industry. According to industry publications, the global wholesale CEA equipment and supplies industry totaled approximately $9.5 billion in 2020 and is expected to grow at a CAGR of 11% from 2020 to 2026.
Powerful Trends are Driving Significant Industry Growth
We believe that the growth in the wholesale distribution of CEA equipment and supplies is driven by a broad array of factors including:

Significant Growth in the Cannabis Industry
Today, we believe that a majority of the CEA equipment and supplies we sell to our customers is ultimately purchased by participants in the cannabis industry, though we do not sell to participants in the cannabis industry directly. The North American cannabis industry is massive and growing rapidly, driven largely by state-level legalization efforts in the U.S. and federal-level legalization in Canada. The current and expected growth in the size of the cannabis market has and will continue to have a very significant, positive impact on our business.
The following map illustrates the state-level progression of cannabis legalization in the U.S., differentiating states that have fully legalized cannabis for medical and adult-use purposes and states that have partially legalized cannabis for medical purposes only. Importantly, though Canada and several U.S. states have taken significant steps towards cannabis legalization, we believe the North American legal cannabis market is still in the nascent stages of realizing its growth potential. As of the date of this prospectus, only 16 U.S. states and the District of Columbia had legalized cannabis for adult-use. The aggregate population of those states is approximately 40% of the total U.S. population. Furthermore, in U.S. states that have passed cannabis laws, many such laws remain restrictive to consumer access. As an example, we believe significant suppressed demand would be unlocked in Texas, should the state adopt a medical cannabis law that more closely resembles that of their neighboring state, Oklahoma, where we have seen significant growth since cannabis was legalized for medical use in 2018. In Canada, the governments of every province and territory have enacted laws allowing for the distribution and sale of cannabis for adult-use purposes; however the market remains in early stages of market development.

Adult-Use
Medicinal
No legislative action
1996
2004
2014
Current state

According to industry publications, the U.S. cannabis market is projected to reach approximately $31.1 billion by 2024, up from approximately $12.2 billion in 2019, representing a 21% CAGR. In Canada, the cannabis market is projected to reach approximately $6.2 billion by 2024, up from approximately $1.7 billion in 2019, representing a 30% CAGR. The following chart illustrates the forecasted growth of the cannabis industry in the U.S. and Canada:

This significant growth in the U.S. cannabis market is expected due to (i) state initiatives for new adult-use and/or medical-use programs in additional U.S. states, (ii) expanded access for patients or consumers in existing state medical or adult-use cannabis programs, and (iii) increased consumption driven by greater product diversity and choice, reduced stigma, and real and perceived health benefits in states with existing adult-use or medical use programs.
•
State initiatives for new adult-use or medical-use programs.   We believe support for cannabis legalization in the U.S. is gaining momentum. According to a November 2019 poll by Pew Research Center, public support for the legalization of cannabis in the U.S. increased from approximately 41% in 2010 to approximately 67% in 2019.1 According to a 2019 poll by Quinnipiac University, 93% of Americans support patient access to medical-use cannabis if recommended by a doctor. Furthermore, due to the recent socio-economic changes across the U.S. since early 2020, many state government budgets are increasingly under pressure to identify additional revenue sources, such as the potential revenue streams from the taxation and job creation that state legalized adult-use cannabis may offer. Accordingly, a number of states are at various stages of considering implementing laws permitting cannabis use or further liberalizing their existing laws permitting such use. Our sales per capita in U.S. states with legalized adult-use programs are on average several multiples higher than our sales per capita in states without adult-use programs. We believe this fact points to the significant opportunity available to us if or when additional U.S. states legalize adult-use programs.

•
Expanded access for patients and consumers in existing state medical and adult-use programs.   The cannabis business in states with existing cannabis laws is in nascent stages in many cases and will continue to grow, creating jobs and opportunities for workers and entrepreneurs. Cultivators, manufacturers, dispensaries, delivery providers, labs and other cannabis-related businesses will continue to grow in these regions. As these businesses proliferate, consumers will benefit from easier access to cannabis products.

•
Greater product diversity and choice, reduced stigma and real and perceived health benefits in states with existing adult-use or medical use programs.   Several key developments have contributed to an increase in cannabis product availability and breadth, including the proliferation of CBD and other cannabis-infused products, including edibles, oils, tinctures, and topical treatments. We believe that the historical stigmatization of cannabis use has diminished significantly, driven by a more supportive legislative environment, a rise in progressive sociopolitical views and greater consumer awareness of the potential health benefits of cannabis consumption. According to industry publications, real and perceived health benefits extend into areas including cancer treatment, pain management, the treatment of neurological and mental conditions, and sleep management. According to industry publications, the use of cannabis

1
Daniller, Andrew. “Two-thirds of Americans Support Marijuana Legalization.” Pew Research Center, Washington, D.C. (Nov. 14, 2019).

in the U.S. by adults aged 65+ has increased sharply in recent years from 0.4% in 2006 and 2.9% in 2015 to 4.2% in 2018 (JAMA Internal Medicine).2
Acceleration of CEA Adoption
Both the commercial agriculture and cannabis industries are increasingly adopting more advanced agricultural technologies in order to enhance the productivity and efficiency of operations. The benefits of CEA include:
•
Greater product safety, quality and consistency;

•
More reliable, climate-agnostic year-round crop supply from multiple, faster harvests per year as opposed to a single, large harvests with outdoor cultivation;

•
Lower risk of crop loss from pests (and subsequently lower need for pesticides) and plant disease;

•
Lower required water and pesticide use compared to conventional farming, offering incremental benefits in the form of reduced chemical runoff and lower labor requirements; and

•
Potentially lower operating expenses from resource-saving technologies such as high-efficiency LED lights, precision nutrient and water systems and automation.

CEA implementation continues to increase globally, driven by the factors listed above as well as growth in fruit and vegetable farming, consumer gardening and the continued adoption of vertical farming. Vertical farming, a subsector of CEA, has gained popularity mainly due to its unique advantage of maximizing yield by growing crops in layers. Industry publications project that the global vertical farming market will reach approximately $6 billion in 2023, up from $3 billion in 2019 and representing a 24% CAGR from 2019 to 2023.3
While a small portion of cannabis cultivation may be grown in non-CEA settings, given the multitude of benefits of CEA cultivation, we believe CEA will continue to be the primary method of growing cannabis, driving demand for our products. The movement towards the legalization of cannabis in the U.S. and its legalization in Canada also comes with a corresponding increase in regulatory oversight and statutory requirements for growers and their products. These regulations enhance product safety and transparency to consumers but usually necessitate the use of CEA in cannabis cultivation in order to meet mandated THC content or impurity tolerances.
Increased Consumer Home Growing
We perceive consumer gardening to be a significant driver of future CEA growth. According to the National Gardening Survey, in 2017, 77% of U.S. households participated in lawn and garden activities, spending on average a record of $503 per household. We expect this growth in consumer gardening and growing spending to continue, driven by both increased participation by millennials and strong continued participation by married households, adults over age 55, and adults without children. We believe that these demographic dynamics will result in an increase in the number of consumer gardening category participants, resulting in the purchase of more CEA products.
Strong Demand for Hemp for CBD Production
Hemp cultivation in North America has grown significantly since the passage of the U.S. Farm Bill in December 2018. Consumers are increasingly using hemp-derived products such as CBD for their therapeutic benefits. According to industry publications, the U.S. hemp-derived CBD market is expected to grow from $1.2 billion in 2019 to $6.9 billion in 2025, representing a six-year CAGR of 33.8%. We have experienced strong demand for our products from growers that solely harvest hemp and from cannabis growers who are adding hemp to their offerings. We are very well positioned to continue to capitalize on the growth of industrial

2
Reproduced with permission from JAMA Intern Med. 2020. 180(4):609-611. Copyright © 2020 American Medical Association. All rights reserved.

3
Sinnarkar, Makarand. Allied Market Research Reports. “Green Technology and Sustainability Market is Expected to Reach $44.61 Billion by 2026.” (Feb. 2020).

hemp cultivation in North America especially as cultivation is increasingly done indoors. Both our current product portfolio and our pipeline of new products tailored to the needs of hemp cultivators will help us serve this burgeoning market.
Increased Focus on Environmental, Social, and Governance (“ESG”) Issues
We believe the growth and change in our end-markets is in part driven by a variety of ESG trends aimed at preserving resources and enhancing the transparency and safety of our food supply chains. Overall, CEA delivers superior performance characteristics versus traditional agriculture when compared on select key ESG performance criteria:
•
More efficient land usage.   CEA allows for greater crop production per square foot, reducing the amount of land needed to grow crops. Certain types of vertical farming are 20 times more productive than traditional farming per acre.

•
More efficient fresh water usage.   CEA allows for the management and recycling of water inside of a closed-loop system and therefore generally require less water than traditional outdoor agriculture. In certain instances, CEA can grow plants with up to 98% less water than soil based agriculture.

•
Decreased use of fertilizer and pesticides.   As CEA takes place in a controlled, often indoor environments, the need for pesticides application is reduced, allowing growers to apply less pesticide with more precise application compared to traditional outdoor agriculture.

•
Reduced carbon emissions.   CEA, especially vertical farming, allows large farming operations to be located significantly closer to end-users, thereby reducing the transportation distance of ready-to-use crops.

•
Reduced food waste.   Similar to the above, since CEA allows for food production significantly closer to end-user, there is less time between production and consumption and therefore reduced product spoilage, damage and waste.

•
Chemical runoff prevention.   Due to closed-loop nature of CEA systems, CEA significantly decreases the risk of chemical runoff, which is generally more difficult to control in traditional outdoor agriculture.

•
Supports organic farming.   CEA is well suited for organic farming, the produce of which has been in increasing demand by consumers.

COVID-19
The COVID-19 (“COVID-19”) pandemic has caused significant shifts in consumer sentiment and behavior thereby altering the dynamics of the CEA industry. While the rollout of vaccines has begun, the timing of vaccinations, herd immunity, and the lifting of shelter in place and similar restrictions and movement restrictions is unknown. Its effect on the cannabis industry may also drive a greater volume of sales by our customers, increasing demand for our CEA equipment and supplies. We believe that these changes, as outlined below, will benefit our industry in the long-term:
•
New entrants into the consumer gardening and growing market.   We believe that a meaningful portion of consumer gardening and growing product spending following the COVID-19 outbreak was driven by first-time users. We expect this to be a tailwind for the consumer gardening and growing market going forward as a portion of these consumers opt to work-from-home more.

•
Increased focus on food security and sustainable sourcing.   The COVID-19 pandemic has intensified consumer focus on food security and transparency of food production around the world. CEA offers a more sustainable and secure alternative to traditional outdoor agriculture, allowing food to be grown closer to where it is ultimately consumed, thereby reducing supply chain-related risks and food waste.

•
Pressure on governments to identify additional revenue streams, such as tax revenue from state legalized cannabis industries.   The COVID-19 pandemic has put a significant strain on government budgets, increasing pressure to find revenue from previously unexplored streams including state legalized medicinal or adult-use cannabis.

•
Home-centric lifestyle increasing use occasion opportunities for cannabis use.   The COVID-19 pandemic is expected to foster a long-term increase in at-home activity. This lifestyle shift may foster growth in the cannabis market by increasing potential occasions for cannabis use as cannabis is often consumed at home.

•
Essential service designation.   During lockdowns related to the COVID-19 pandemic, our manufacturing and distribution operations and a great majority of our key suppliers, retailers and resellers were designated as essential and remained open. This sets a key precedent about the vital importance of our operations and end-markets. Although our key suppliers experienced significant demands in 2020, we believe this precedent will benefit the CEA industry in the long-term.

Our Competitive Strengths
We attribute our success to the following competitive strengths.
Leading Market Positions in Attractive Growing Markets
We are a leading independent distributor and manufacturer of CEA equipment and supplies in the U.S. and Canada and one of the two major consolidators in the CEA industry. The broader market is comprised of a fragmented group of smaller competitors. We serve several attractive end-markets, including hemp and indirectly, the cannabis industry. Favorable trends in CEA, including increased adoption of vertical farming methods to increase yields, are projected to drive a 24% CAGR for the vertical farming market through 2023 according to industry publications. Similarly, growers’ increasing preference to reduce water and energy usage, limit pesticide use and risk of environmental runoff, and reduce labor costs coupled with growing consumer demand for fruits and vegetables are expected to drive significant growth in CEA methods. Furthermore, CEA allows farms to be located closer to their consumers, greatly reducing the costs and waste (namely CO2 and spoiled food) related to transportation resulting in an overall smaller carbon footprint. However, we will likely see the most significant growth in cannabis. Increased support for cannabis legalization at the federal level in the U.S., an increase in U.S. states’ implementation of adult-use and medical cannabis programs, continued growth in the Canadian cannabis market following the implementation of the Cannabis Act in 2018, and consumer and commercial awareness of the benefits associated with hemp-derived products will serve as significantly favorable tailwinds that will drive continued growth.
New, Experienced Management Team with Proven Track Record
Our management team possesses significant public market experience, a history of driving long-term organic growth and a track record of successful business consolidations. Bill Toler, Chairman and Chief Executive Officer, has over 35 years of executive leadership experience in supply chain and consumer packaged goods, most recently serving as President and Chief Executive Officer of Hostess Brands from April 2014 to March 2018. Under his leadership, Hostess Brands transitioned from a private to public company, regained a leading market position within the sweet baked goods category and returned to profitability. Bill also previously served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods, in addition to holding executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Terence Fitch, President, possesses significant relevant business experience including more than 20 years of management experience with the Coca-Cola Company and Coke Enterprises, where he was responsible for manufacturing, supply chain, and sales and marketing for the multi-billion-dollar Refreshment Direct and Independent Bottlers business units. For the past six years, Terence has been working on building, managing and designing large CEA operations in Colorado and Arkansas. B. John Lindeman, Chief Financial Officer brings us more than 25 years of finance and leadership experience. Most recently he served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW), a fresh food company, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, he held various leadership positions within the finance and investment banking industries at Janney Montgomery Scott, Stifel Nicolaus, Legg Mason and PricewaterhouseCoopers LLP.
Broad Portfolio with Innovative Proprietary Offerings and Recurring Consumables Sales
We have one of the largest equipment and consumable product offerings in the industry. From lighting solutions to nutrients to grow mediums, we offer nearly everything growers need to ensure their operations are maximizing efficiency, output and quality. We maintain an extensive portfolio of products which includes 26 internally developed, proprietary brands across approximately 900 SKUs with 24 patents and 60 registered trademarks as well as over 40 exclusive/preferred brands across approximately 900 SKUs. We maintain inventory across over 6,000 SKUs, and approximately 60% of our sales relate to proprietary and exclusive/ preferred brands. Our proprietary and exclusive/preferred brands include lighting, equipment, grow media, nutrients and supplements. Our proprietary products command a significant gross margin premium relative to general distributed brands. Our revenue mix continues to shift towards proprietary brands as we continue to innovate, improving overall margins. Further, our revenue stream is highly consistent as, in our estimation, we believe that approximately two-thirds of our net sales are generated from the sale of recurring consumable products including growing media, nutrients and supplies. Our top 20 customers buy over 3,000 SKUs in the aggregate.
Proprietary Sourcing and Supplier Relationships Create Barriers to Entry
Our scale presents a significant barrier to entry as we have developed exclusive distribution relationships, proprietary brands and a geographic footprint that enables us to efficiently service customers across North America. We maintain approximately 900,000 square feet of distribution space across six distribution centers in the U.S. and two distribution centers in Canada. Furthermore, we have cultivated over the last 40 years long-term relationships with a network of approximately 400 suppliers, giving us access to a best-in-class products portfolio and allowing us to provide a full range of CEA solutions to our customers. We source individual components from our diverse supplier base to assemble our products, including utilizing a dedicated on-the-ground purchasing team in China to maintain and develop relationships with suppliers. To maintain competitive pricing, we implement cost sharing with certain of our suppliers. No single supplier makes up more than 10% of our total supplier costs.
Unique Ability to Serve Our Strong Customer Base
We maintain long-standing relationships with a diversified range of leading hydroponic retailers, retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers. We serve over 2,000 business-to-business customers across multiple channels in North America, providing customers with the capability to purchase their entire product range from us. Our commercial sales and DMI programs further enhance our customer capabilities, offering consultation, technical expertise, facilitated order fulfillment and JIT delivery of consumables. Our unique distribution capabilities allow us to provide JIT delivery across North America, utilizing six strategically located distribution centers in the U.S. and our two distribution centers in Canada. Our distribution footprint in the U.S. can reach approximately 90% of the population in 24 to 48 hours and our two distribution centers in British Colombia and Ontario can provide timely coverage to the fully Canadian market. We maintain coverage of industry trends and consumer preferences via thirteen sales managers complemented by teams made up of specialized product category experts. Given our ability to provide a comprehensive product offering and excellent customer service, we maintain over seven-year relationships with the majority of our largest customers.
Proven Mergers and Acquisitions (“M&A”) Track Record
Our management team has extensive experience with execution and integration of M&A opportunities. In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”) and the distribution division of Greenstar Plant Products, Inc. (“GSD”), which we believe were two of the leading CEA and lawn and garden distributors in Canada at the time of the acquisitions. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading CEA equipment distributors in Canada. Additionally, we maintain relationships throughout our markets to identify specific product categories of interest for M&A activity. Our robust understanding of commercial growers’ needs coupled with our experienced M&A team has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share. We view M&A as a significant driver of potential growth as the hydroponics industry is fragmented and primed for consolidation.
Our Growth and Productivity Strategies
We are well positioned to capitalize on the growth of our underlying markets through the following strategies.

Capitalizing on Rapidly Growing Markets
Our customers benefit from macroeconomic factors driving the growth of CEA, including expanded adoption of CEA and vertical farming by commercial growers and consumers, as well as the growth in cannabis, hemp and other end-markets. As the world population grows and urbanizes, vertical farming is increasingly being used to meet the demand for food crops. Industry publications estimate that the global vertical farming market will expand at a 24% CAGR from 2019 to 2023. In addition, the U.S. and Canadian cannabis markets had an estimated value of approximately $14 billion in 2019, and are projected to grow to $37 billion by 2024. The hemp market has benefited from consumer adoption of hemp-derived CBD products. According to industry publications, the U.S. hemp-derived CBD market is expected to grow from $1.2 billion in 2019 to $6.9 billion in 2025, representing a six-year CAGR of 33.8%. We expect to capitalize on favorable cannabis and hemp growth trends by continuing to expand our operations globally.
Expanding our Proprietary Product Offering
We are expanding the breadth of our product assortment through continued development of our own proprietary brands. Our proprietary brands command a meaningful gross margin premium to our distributed products. Our core competency in new product innovation is in lighting, consumable and equipment categories, and we are enhancing research and development in our other product categories to expand our brand portfolio’s value and further enhance our margins. We have launched several new product lines over the past year, including PhotoBio LED lighting equipment and Phantom Core HID lighting equipment. We also maintain a pipeline of next generation proprietary products and occasionally make investments in suppliers to create strategic relationships around the development of specific products and enhanced distribution agreements.
Adding Strategic Distribution Relationships and Exclusive/Preferred Brands
We can increase revenue with significant cross-selling activity to our current installed customer base by offering a more comprehensive assortment of products required by commercial growers to engage in cultivation. We have identified key suppliers with product solutions that are well established in the grower community for exclusive/preferred brand relationships. Although select key suppliers experienced significant volume demands for the year 2020, exclusive/preferred brand relationships with leading brands continue to drive sales and margin improvement. We believe we are a highly attractive distribution partner due to our scale and independence in growing media and nutrient categories. We have established sixteen new exclusive/preferred distribution relationships over the past two years including with established equipment and nutrient suppliers.
Enabling Wholesaler Network to Effectively Serve Commercial Growers
Working with our wholesale network, we are leveraging our sophisticated technical sales team to provide our wholesale network the ability to address the needs, demanding requirements and higher volume of their larger-scale commercial customers. Establishing these relationships with our channel provides us with insight and access to growers’ evolving demands, leading to both increased equipment sales and recurring sales of consumables through our wholesale network. Our commercial grower outreach program, our analytically driven supply chain function and DMI capabilities enable our wholesaler network to anticipate customer demand for products and ensure their availability. The goal of these efforts is to maintain long-term relationships with our wholesalers by helping them be successful in providing cultivation square footage savings and access to JIT inventory to their customer base. We believe this can result in profitability for our wholesalers’ customers on consumables and equipment. We also believe that increasing the value to our wholesale network will allow us to grow within key accounts and expand sales of our products and services to new accounts.
Expand our Operating Margins
We have developed and begun to implement specific productivity initiatives across our business as a means of funding growth. Our initiatives include the following:

•
Enhance Our Brand Mix.   We will continue to increase the percentage of proprietary and exclusive/ preferred brands in our product portfolio. Our innovative proprietary and exclusive/preferred brands offer us a significant margin benefit compared to distributed brands.

•
Drive Supply Chain Efficiencies.   We are implementing multiple supply chain efficiency initiatives, including the review of our carrier sourcing relationships and intra-warehouse shipments for optimization opportunities, reducing the active SKU count by eliminating non-core SKUs, and the deployment enhanced inventory planning tools. For example, we have reduced our SKU count from 5,400 in 2019 to 3,700 in 2020. Additionally, we continually review our distribution network for optimization opportunities, and in doing so consolidated two warehouses to one in 2019. Service levels are improving as the global supply chain continues to stabilize.

•
Optimize the Customer Investment Program.   We have segmented our client accounts to improve our discounting decisions in order to maximize net sales as a percent of gross sales.

•
Leveraging G&A.   Additional areas of cost savings will come from more efficiently leveraging corporate overhead as our business continues to grow and scale.

Acquiring Value-Enhancing Businesses
The hydroponics industry is highly fragmented which we believe presents a significant opportunity for growth through M&A. Management is continually evaluating M&A targets and we believe, in this fragmented market, there will be continued opportunities for M&A. M&A provides us an opportunity to significantly increase distribution with independent brands and to add new products based on identified needs of commercial growers. We utilize clear investment criteria to make disciplined M&A decisions that will accelerate sales and EBITDA growth, increase competitive strength and market share and expand our proprietary brand portfolio.
We regularly pursue opportunities to grow our business through acquisitions of strategically complementary businesses and typically have a pipeline of numerous acquisition opportunities at differing stages of evaluation. We aim primarily to acquire companies that have a competitive market position with the potential to increase market share, a strong brand, high recurring revenue and strong margin potential. In the ordinary course of our business, we continually seek acquisition targets that can accelerate our growth and generate significant cash flows over time. We are evaluating numerous opportunities for such acquisitions in the near term. Although the most advanced opportunities in our pipeline would not individually or in the aggregate constitute “significant” acquisitions as defined by the SEC’s Regulation S-X, any of these acquisitions could have a material effect on our results of operations and financial condition.
The status of opportunities in our pipeline varies from early evaluation through preliminary discussions and varying levels of due diligence and negotiation of potential transaction terms. We are not party to any definitive agreements in respect of such acquisition targets as of the date of this prospectus and the timing and our desire to consummate any such acquisition depends, among other things, on the results of our continuing due diligence, which may include, in each case, a quality of earnings report from a third party provider and, in each case, audited financial statements, which we are requiring even though we do not expect the acquisitions to be “significant” and to require us to include such audits in our public filings under the SEC’s Regulation S-X. Even if our due diligence efforts lead us to desire to consummate acquisitions, there is no assurance that we will consummate the acquisition of any of the targets in our pipeline. In addition to the continuing diligence efforts outlined above, we will still need to enter into definitive agreements with the targets in a dynamic market which may impact corresponding valuation metrics and multiples and, even if an agreement is entered into, both parties would need to satisfy any applicable closing conditions. There are a number of other factors that could impact our ability to successfully complete these acquisitions, including competition for targets, sometimes from competitors with greater available resources for acquisitions. However, negotiations and diligence relating to one or more of these potential acquisitions could advance rapidly in the near future, and, accordingly, it is also possible that we could enter into and close under agreements to acquire one or more businesses consistent with our acquisition strategy described above, shortly after the date of this prospectus.
Our more advanced negotiations contemplate a purchase price consisting of both cash and our common stock or of cash only. We would be able to consummate the most advanced of our potential acquisitions from available cash and our credit line. It should be noted that acquisitions involve a number of risks and may not achieve our expectations; and therefore we could be adversely affected by any such acquisition. There are a number of risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities, and potential profitability of acquisition candidates, as well as the challenges of integrating acquired companies and achieving potential synergies once an acquisition is consummated, that may cause an acquisition to fail.
Recent Developments
Initial Public Offering
On December 14, 2020, we completed our initial public offering (“IPO”), in which we issued and sold 9,966,667 shares of our common stock, including the full exercise by the underwriters of their option to purchase 1,300,000 additional shares of our common stock, at a public offering price of $20.00 per share, which resulted in net proceeds of $182.3 million after deducting underwriting discounts and commissions and offering expenses. The proceeds from the IPO were used to (i) repay amounts outstanding under the Term Loan Credit Agreement by and among our Subsidiary Obligors (defined below), Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto of $76.6 million (includes accrued interest and fees of $0.3 million), (ii) to paydown certain amounts outstanding under the Encina Credit Facility (defined below) of $33.4 million, (iii) to repay $3.3 million under the promissory note to JPMorgan Chase, N.A. through the U.S. Small Business Administrative Paycheck Protection Program (the “PPP Loan”), and (iv) to pay $2.6 million to settle the Series A Preferred Stock dividend. Our common stock began trading on the Nasdaq Global Select Market on December 10, 2020.
Effects of Coronavirus on Our Business
The World Health Organization recognized COVID-19 as a public health emergency of international concern on January 30, 2020 and as a global pandemic on March 11, 2020. Public health responses have included national pandemic preparedness and response plans, travel restrictions, quarantines, curfews, event postponements and cancellations and closures of facilities including local schools and businesses. While the rollout of vaccines has begun, the timing of vaccinations, herd immunity, and the lifting of shelter in place and similar restrictions and movement restrictions is unknown. The global pandemic and actions taken to contain COVID-19 have adversely affected the global economy and financial markets.
In response to the COVID-19 pandemic, we implemented business continuity plans designed to address the impact of the COVID-19 pandemic on our business, such as restrictions on non-essential business travel, the institution of work-from-home practices and the implementation of strategies for workplace safety at our facilities. In March 2020, the majority of the employees at our headquarters transitioned to working remotely. For several weeks following the initial outbreak of COVID-19, we experienced a material impact to our supply chain that inhibited growth and results of operations. And from time-to-time during the COVID-19 pandemic, we experienced delays in the receipt of goods from international and domestic suppliers as well as a general slowdown in freight processing times resulting in shipping delays and higher periodic freight costs. It is difficult to predict the extent to which COVID-19 may continue to spread. As of the date of this prospectus, manufacturers in China and in North America are generally back in operation; however, new waves of the COVID-19 pandemic could result in the re-closure of factories in China and/or in North America. Quarantine orders and travel restrictions within the U.S. and other countries may also adversely impact our supply chains, the manufacturing of our own products and our ability to obtain necessary materials. Consequently, we may be unable to obtain adequate inventory to fill purchase orders or manufacture our own products, which could adversely affect our business, results of operations and financial condition. Furthermore, potential suppliers or sources of materials may pass the increase in sourcing costs due to the COVID-19 pandemic to us through price increases, thereby impacting our potential future profit margins.
Our customers reside in countries, primarily the U.S. and Canada that are currently affected by the COVID-19 pandemic. Many of these customers have experienced shelter-in-place measures in attempts to contain the spread of COVID-19, including general lockdowns, closure of schools and non-essential businesses, bans on gatherings and travel restrictions. Although we cannot precisely quantify in absolute or relative terms, our accelerated rate of growth in net sales for the twelve months ended December 31, 2020 correlates with shelter-in-place orders issued in many locations in March 2020 in response to the COVID-19 pandemic. Our sales growth for the twelve months ended December 31, 2020 was approximately 46% higher than the same period in 2019. A portion of our net sales during this period could be due to pull-through demand for our products due to higher consumption of CEA products from individuals spending more time at home due to shelter-in-place measures. Although uncertainty created by the COVID-19 pandemic remains, and various state budgets remain under economic pressure creating a greater chance of further cannabis legalization, we cannot assure you that such a rate of growth will continue.
Our business has remained resilient during the COVID-19 pandemic. As of December 31, 2020, our manufacturing and distribution operations were viewed as essential services and continued to operate. Our key suppliers, retailers and resellers have been designated as essential services and remain open at this time; however, in certain places they are operating under reduced hours and capacity limitations. The majority of U.S. and Canadian cannabis businesses have been designated as essential by U.S. states and Canadian government authorities.
The extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time. Depending on the length and severity of COVID-19, we may experience an increase or decrease in customer orders driven by volatility in consumer shopping and consumption behavior. It is difficult to assess or quantify with precision the impact COVID-19 has directly had on our business since we cannot precisely quantify the impacts, if any, that the various effects (e.g. possible positive demand impact from shelter-in-place orders in the U.S., possible negative supply chain impact from workforce disruption at international and domestic suppliers and domestic ports and the possible negative impact on transportation costs) have had on the overall business. And so, while we do not believe that we are experiencing net material adverse impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and distribution systems and the other risks and uncertainties associated with the COVID-19 pandemic, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. While we believe that we are well positioned for the future as we navigate the crisis and prepare for an eventual return to a more normal operating environment, we continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans and response strategy.
Recent Transactions
JPMorgan Credit Facility
On March 29, 2021, we and certain of our subsidiaries entered into a Senior Secured Revolving Credit Facility (the “JPMorgan Credit Facility”) with JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (“JPMorgan”), and the lenders from time to time party thereto. The JPMorgan Credit Facility replaces the Loan and Security Agreement with Encina Business Credit, LLC (as amended to date, the “Encina Credit Facility”). There was no outstanding indebtedness under the Encina Credit Facility when it was replaced. The JPMorgan Credit Facility, among other things, provides for an asset based senior revolving credit line (the “Senior Revolver”) with JPMorgan as the initial lender. The three-year Senior Revolver has a borrowing limit of $50 million. We have the right to increase the amount of the Senior Revolver in an amount up to $25 million by obtaining commitments from JPMorgan or from other lenders. Our and our subsidiaries’ obligations under the JPMorgan Credit Facility are secured by a first priority lien (subject to certain permitted liens) in substantially all of our and our subsidiaries’ respective personal property assets pursuant to the terms of a U.S. and a Canadian Pledge and Security Agreement, dated March 29, 2021 and the other security documents.
Reverse Stock Split
Our board of directors and stockholders approved an amendment to our amended and restated certificate of incorporation effecting a 1-for-3.3712 reverse stock split of our issued and outstanding shares of common stock. The reverse split was effected on November 24, 2020 without any change in the par value per share.
Corporate Structure
We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4,

1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries. Hydrofarm Holdings LLC is a shell entity and a subsidiary of Hydrofarm Holdings Group, Inc.; Hydrofarm Holdings LLC’s subsidiary is Hydrofarm, LLC, our primary operating entity. The chart below depicts our current organizational structure:

Hydrofarm Holdings Group, Inc.
(Delaware C corp)
100%
Hydrofarm Investment Corp.
(Delaware C corp)
100%
Hydrofarm Holdings LLC
(Delaware LLC)
100%
Hydrofarm, LLC
(California LLC)
100%
100%
100%
100%
EHH Holdings, LLC
(US Sub)
Shenzhen Representative Office of Hydrofarm Inc. (USA)
(China Subsidiary)
Sunblaster LLC
(US Sub)
Hydrofarm Canada, LLC
(US Sub)
100%
100%
100%
Eltac XXI S.L.
(Spanish Subsidiary)
Sunblaster Holdings ULC
(BC Subsidiary)
Eddi's Wholesale Garden Supplies Ltd.
(BC Corporation)

Corporate Information
We were incorporated in Delaware in January 2017 under the name Innovation Acquisition One Corp. Our predecessor company, originally called Applied Hydroponics, Inc., was founded in 1977 in Northern California. We changed our name to Hydrofarm Holdings Group, Inc. on August 3, 2018. Our principal executive offices are located at 290 Canal Road, Fairless Hills, Pennsylvania 19030 (the “HQ”) and our telephone number is (707) 765-9990. Our website address is www.hydrofarm.com. The information contained on, or that can be accessed through, our website is not, and shall not be deemed to be part of, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING
Common stock offered by us
        shares of common stock.
Option to purchase additional shares
The underwriters have an option, exercisable within 30 days of the date of this prospectus, to purchase up to         additional shares of our common stock.
Common stock to be outsanding after this offering
        shares (or         shares if the underwriters exercise in full their option to purchase additional shares).
Use of Proceeds
We estimate the net proceeds from this offering will be approximately $       million (or $       million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds from this offering for working capital and other general corporate purposes, including acquisitions. See “Use of Proceeds.”
Dividend Policy
We have never declared nor paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any dividends to holders of our common stock in the foreseeable future.
Risk Factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus and the other information included, and incorporated by reference, in this prospectus for a discussion of certain factors to consider carefully before deciding to invest in our common stock.
Nasdaq Global Select Market Symbol
“HYFM”
The number of shares of our common stock to be outstanding after this offering is based on 33,853,411 shares of common stock outstanding as of March 16, 2021 and excludes as of such date:
•
3,569,833 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $16.42 per share;

•
890,728 shares of common stock underlying options to purchase our common stock at a weighted average exercise price of $8.82 per share;

•
1,668,980 shares of common stock underlying restricted stock awards which have not yet vested;

•
2,284,053 shares of common stock reserved for future issuance under our 2020 Employee, Director and Consultant Equity Incentive Plan (the “2020 Plan”); and

•
       shares of our common stock exercisable at the underwriters’ option.

In addition, unless we specifically state otherwise, the information in this prospectus assumes a 1-for-3.3712 reverse stock split of our common stock effected on November 24, 2020.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our summary of consolidated financial and other data for the years ended December 31, 2020 and 2019. We have derived the following consolidated financial and other data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of future results of operations. You should read the following summary consolidated financial and other data together with our audited consolidated financial statements and the related notes incorporated by reference in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus from our Annual Report. You should also read “Prospectus Summary — Recent Developments — Initial Public Offering” for a summary of our IPO and related debt repayments.
	Years ended December 31,
	2020	2019
	(In thousands, except per share amounts)
Income statement data for period ended:
Net sales	$342,205	$235,111
Gross profit	63,633	27,086
Selling, general and administrative	58,492	43,784
Impairment, restructuring and other(a)	860	10,035
Income (loss) from operations	4,281	(26,733)
Interest expense	10,141	13,467
Net loss	(7,273)	(40,083)
Net loss attributable to common stockholders	(9,870)	(40,083)
Net loss per share attributable to common stockholders – diluted	$(0.46)	$(1.94)
Cash flows (used in) provided by:
Operating activities	$(44,825)	$(13,302)
Investing activities	546	(3,818)
Financing activities	88,145	19,900
Net increase in cash, cash equivalents and restricted cash	44,098	4,934
Other data:
Adjusted EBITDA(b)	$21,076	$(9,495)
Adjusted EBITDA as a percent of net sales(b)	6.2%	-4.0%
Gross profit margin (gross profit as % of net sales)	18.6%	11.5%
Capital expenditures(c)	1,447	768
Federal net operating loss carryforwards	62,500	58,000

	As of December 31,
	2020	2019
	(In thousands)
Balance sheet data as of end of period:
Cash, cash equivalents and restricted cash	$76,955	$32,857
Working capital(d)	151,217	40,547
Total assets(e)	275,795	185,651
Long-term debt(f)	1,036	107,932
Total liabilities	64,877	154,471
Convertible preferred stock	—	21,802
Stockholders’ equity	210,918	9,378

(a)
Impairment, restructuring and other expenses primarily relate to impairment on intangible assets; restructuring costs; fees for various statutory filings; severance costs for a reduction-in-force; and, costs to early terminate several leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impairment, restructuring and other” in our Annual Report.

(b)
For information regarding our use of adjusted EBITDA and its reconciliation to net loss and adjusted EBITDA as a percent of net sales, see “Summary Consolidated Financial and Other Data” under “Non-GAAP financial measures” following this table.

(c)
Capital expenditures relate to purchases of property, equipment and computer software.

(d)
Working capital represents current assets less current liabilities.

(e)
Total assets and total liabilities for 2020 and 2019 include operating lease right-of-use assets and lease liabilities, respectively, upon the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases, adopted as of January 1, 2019.

(f)
Long-term debt represents current and long-term portions of interest bearing debt, net of issuance costs.

Non-GAAP financial measures
We report our financial results in accordance with generally accepted accounting principles in the U.S. (“GAAP”). However, management believes that certain non-GAAP financial measures provide investors of our financial information with additional useful information in evaluating our performance and that excluding certain items that may vary substantially in frequency and magnitude period-to-period from net income (loss) provides useful supplemental measures that assist in evaluating our ability to generate earnings and to more readily compare these metrics between past and future periods. These non-GAAP financial measures may be different than similarly titled measures used by other companies.
To supplement our audited consolidated financial statements which are prepared in accordance with GAAP, we use “Adjusted EBITDA” and “Adjusted EBITDA as a percent of sales” which are non-GAAP financial measures (collectively referred to as “Adjusted EBITDA”). Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are several limitations related to the use of our non-GAAP financial measures as compared to the closest comparable GAAP measures. Some of these limitations include:
•
Adjusted EBITDA does not reflect the significant interest expense, or the amounts necessary to service interest or principal payments on our indebtedness;

•
Adjusted EBITDA excludes depreciation and amortization, and although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•
Adjusted EBITDA does not reflect our tax provision that adjusts cash available to us;

•
Adjusted EBITDA excludes the non-cash component of share-based compensation;

•
Adjusted EBITDA excludes the amount of employer payroll taxes on share-based compensation; and

•
Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations.

We define Adjusted EBITDA as net income (loss) excluding interest expense, income taxes, depreciation and amortization, share-based compensation, employer payroll taxes on share-based compensation and other unusual and/or infrequent costs, which we do not consider in our evaluation of ongoing operating performance. The following table presents a reconciliation of net loss, the most comparable GAAP financial measure, to Adjusted EBITDA for each of the years ended December 31, 2020 and 2019:
	Years ended December 31,
	2020	2019
	(In thousands)
Net loss	$(7,273)	$(40,083)
Interest expense	10,141	13,467
Income tax expense (benefit)	576	(691)
Depreciation and amortization	6,779	6,995
Impairment, restructuring and other	860	10,035
Other income, net	(70)	(105)
Stock-based compensation(1)	9,156	208
Loss on debt extinguishment	907	679
Adjusted EBITDA	$21,076	$(9,495)
Adjusted EBITDA as a percent of net sales	6.2%	-4.0%

(1)
Includes the amount of employer payroll taxes on share-based compensation.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information included or incorporated by reference in this prospectus, including our consolidated financial statements and notes thereto and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report, which is incorporated by reference, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.
Risks Relating to this Offering and Our Capital Stock
Our common stock has only recently become publicly traded, and the market price of our common stock may be volatile.
The market price of our common stock may fluctuate substantially depending on a number of factors, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our common stock include the following:
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price and volume fluctuations in the overall stock market from time to time;

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volatility in the trading prices and trading volumes of stocks in our industry;

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changes in operating performance and stock market valuations of other companies generally, or those in our industry in particular;

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sales of shares of our common stock by us or our stockholders;

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failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

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the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

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announcements by us or our competitors of new offerings or platform features;

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the public’s reaction to our press releases, other public announcements and filings with the SEC;

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rumors and market speculation involving us or other companies in our industry;

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actual or anticipated changes in our results of operations or fluctuations in our results of operations;

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actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

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litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

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developments or disputes concerning our intellectual property or other proprietary rights;

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announced or completed acquisitions of businesses, services or technologies by us or our competitors;

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new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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changes in accounting standards, policies, guidelines, interpretations or principles;

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any significant change in our management; and

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general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
The market price of our common stock could be negatively affected by future sales of our common stock.
If our existing stockholders, our directors, their affiliates, or our executive officers, sell a substantial number of shares of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that these stockholders might sell our common stock could also depress the market price of our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.
We, along with our directors and executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock, are subject to lock-up agreements or market stand-off provisions that expire in June 2021 and, accordingly, approximately 23,552,486 shares of our common stock will become eligible for sale upon such expiration. Such lock-up expirations could adversely affect the market for our common stock.
We have also agreed to file a registration statement for the resale of certain shares of our common stock held by certain of our stockholders. All of our common stock sold pursuant to an offering covered by such registration statement will be freely transferable.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution as a result of this offering.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution of $ per share, representing the difference between the assumed public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and our as adjusted net tangible book value per share after giving effect to the issuance and sale of shares of common stock by us in this offering. As of March 16, 2021, there were 3,569,833 shares of our common stock subject to outstanding warrants with a weighted-average exercise price of $ 16.42 per share, 890,728 shares of our common stock subject to outstanding stock options with a weighted-average exercise price of $ 8.82 per share and 1,668,980 shares of our common stock subject to outstanding restricted stock awards issuable upon the settlement of such restricted stock awards. To the extent that these outstanding warrants and stock options are ultimately exercised, that these restricted stock units ultimately settle or the underwriters exercise their option to purchase additional shares of our common stock, you will incur further dilution. See “Dilution.”
We may incur indebtedness or issue capital stock that ranks senior or equally to our common stock as to liquidation preference and other rights and which may dilute our stockholders’ ownership interest.
Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), does not prohibit us from issuing any series of preferred stock that would rank senior or equally to our common stock as to dividend payments and liquidation preference. Our Certificate of Incorporation allows for our board of directors to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. We have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval. The issuances of any series of preferred stock could have the effect of reducing the amounts available to our holders of common stock in the event of our liquidation. In addition, if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. In addition, any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. Furthermore, we have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve. In addition, our Certificate of Incorporation and amended and restated bylaws (the “Bylaws”) contain provisions that may make the acquisition of our company more difficult, including the following:
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our authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise;

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our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

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our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter, except in certain circumstances;

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a special meeting of our stockholders may only be called by the chairperson of our board of directors or a majority of our board of directors;

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advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

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certain amendments to our Certificate of Incorporation and any amendments to our Bylaws by our stockholders will require the approval of at least two-thirds of our then-outstanding voting power entitled to vote generally in an election of directors, voting together as a single class.

Various provisions of our lending agreements with JPMorgan, in addition to our Certificate of Incorporation, Bylaws and other corporate documents, could delay or prevent a change of control.
The JPMorgan Credit Facility prohibits us from undergoing a change of control. Any takeover attempt could be delayed, or prevented, if an amendment or waiver is not provided by the respective lenders. See “—Risks Relating to Our Indebtedness” and “Description of Our Indebtedness.” Moreover, certain provisions of our Certificate of Incorporation and Bylaws and provisions of Delaware General Corporation Law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our Certificate of Incorporation and Bylaws, among other things will regulate how stockholders may present proposals or nominate directors for election at stockholders’ meetings and authorize our board of directors to issue preferred stock in one or more series, without stockholder approval. See “Description of Capital Stock — Anti-Takeover Provisions.”
We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay dividends, if any, and we may never pay any dividends to the holders of our common stock and capital appreciation, if any, of our common stock may be your sole source of gain on your investment.
We have no direct operations and no significant assets other than the ownership of capital stock and equity interests of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in the JPMorgan Facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, our ability to pay dividends is restricted by the terms of the JPMorgan Credit Facility and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is restricted by the terms of the JPMorgan Credit Facility and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities. Consequently, capital appreciation, if any, of our common stock may be your sole source of gain on your investment for the foreseeable future.
Our largest stockholders will exercise significant influence over our company for the foreseeable future, including the outcome of matters requiring stockholder approval.
Our former directors and their affiliates will collectively own 13,051,042 shares of our common stock, or approximately   % of our outstanding shares of common stock after the consummation of the offering contemplated hereby, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. Accordingly, if these stockholders were to choose to act together, they could have a significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or all or a significant percentage of our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.
We cannot assure you that the interests of our former directors and affiliated persons will coincide with the interests of the investors. So long as our former directors and affiliated persons collectively controls a significant portion of our common stock, these individuals and/or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions. Therefore, you should not invest in reliance on your ability to have any control over our company. See “Principal Stockholders,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds.” Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
As an emerging growth company, as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we avail ourselves of these exemptions, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these.
Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our affiliates.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to any director or stockholder who is not employed by us or our affiliates. Any director or stockholder who is not employed by us or our affiliates will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our affiliates.
As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.
If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation and our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents we incorporate by reference herein contain certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “will” or “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and statements about our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary” and “Risk Factors” and in our Annual Report under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.
We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary” and “Risk Factors” and in our Annual Report under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, levels of activity, performance or events and circumstances to differ materially from any future results, levels of activity, performance or events and circumstances expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
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general economic and financial conditions, specifically in the U.S. and Canada;

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the adverse effects of public health epidemics, including the recent COVID-19 outbreak, on our business, results of operations and financial condition;

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federal and state legislation and regulations pertaining to the use and cultivation of cannabis in the U.S., and such laws and regulations in Canada;

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the costs of being a public company;

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our ability to keep pace with technological advances;

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our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;

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the success of our marketing activities;

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a disruption of breach of our information technology systems;

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our current level of indebtedness;

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our dependence on third parties;

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the performance of third parties on which we depend;

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the fluctuation in the prices of the products we distribute;

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competitive industry pressures;

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the consolidation of our industry;

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compliance with environmental, health and safety laws;

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our ability to obtain and maintain protection for our intellectual property and proprietary rights;

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our ability to protect and defend against litigation, including claims related to intellectual property and proprietary rights;

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product shortages and relationships with key suppliers;

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our ability to attract key employees;

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the volatility of the price of our common stock;

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the marketability of our common stock; and

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other risks and uncertainties, including those listed in “Risk Factors.”

Moreover, we operate in a highly competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.
You should read this prospectus, our Annual Report, which is incorporated by reference in the prospectus, and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $        million from the sale of the shares of our common stock in this offering, based on an assumed public offering price of $        per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2021, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be $ million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We expect to use the proceeds from this offering for working capital and other general corporate purposes, including acquisitions. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, currently we do not have binding agreements or commitments for any material acquisitions or investments.

DIVIDEND POLICY
We have no direct operations and no significant assets other than ownership of capital stock and equity interests of our subsidiaries. Because we conduct operations through our subsidiaries, we depend on our subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in our credit facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations.
We have never declared nor paid any cash dividends to holders of our common stock. Except as described herein, we currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is currently restricted by the terms of the JPMorgan Credit Facility and, in addition, future debt or other financings, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.

CAPITALIZATION
The following table sets forth cash, cash equivalents and restricted cash, as well as our capitalization, as of December 31, 2020 as follows:
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on an actual basis; and

•
on an as adjusted basis to reflect the issuance and sale of         shares of common stock by us in this offering at the assumed public offering price of $        per share, which was the last sale price of our common stock as reported by the Nasdaq Global Select Market on            , 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and results of operations” and our consolidated financial statements and related notes in our Annual Report, which is incorporated by reference in the prospectus.
	As of December 31, 2020
	Actual	As adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and restricted cash	$76,955	$
Stockholders’ equity:
Preferred stock, $0.0001 par value: 50,000,000 shares authorized, no shares issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, as adjusted	—
Common stock, $0.0001 par value: 300,000,000 shares authorized, 33,499,953 shares issued and outstanding, actual; 300,000,000 shares authorized, shares issued and outstanding, as adjusted	3
Additional paid-in-capital	364,248
Accumulated other comprehensive loss	599
Accumulated deficit	(153,932)
Total stockholders’ equity	210,918
Total capitalization	$210,918	$
If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, as adjusted cash, cash equivalents and restricted cash and total capitalization would each be increased by $     million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and. the as adjusted number of shares of common stock outstanding would be increased by     .
The number of shares of our common stock to be outstanding after this offering is based on 33,853,411 shares of common stock outstanding as of March 16, 2021 and excludes as of such date:
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3,569,833 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $16.42 per share;

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890,728 shares of common stock underlying options to purchase our common stock at a weighted average exercise price of $8.82 per share;

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1,668,980 shares of common stock underlying restricted stock awards which have not yet vested;

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2,284,053 shares of common stock reserved for future issuance under our 2020 Plan; and

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        shares of our common stock exercisable at the underwriters’ option.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock in this offering and the as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.
As of December 31, 2020, our historical net tangible book value surplus was $158.5 million, or $4.73 per share of common stock, based on 33,499,953 shares of our common stock outstanding. Our historical net tangible book value deficit per share is equal to our total tangible assets (excludes intangible assets), less total liabilities, divided by the number of outstanding shares of our common stock.
After giving further effect to the sale of         shares of common stock in this offering at an assumed public offering price of $         per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2021, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2020, would have been approximately $        , or approximately $         per share. This amount represents an immediate increase in as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering.
Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):
Assumed public offering price per share		$
Historical net tangible book value per share as of December 31, 2020	$4.73
Increase in as adjusted net tangible book value per share attributable to new investors in this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2021, would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares offered by us at the assumed public offering price would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million.
If the underwriters exercise their option in full to purchase additional shares, our as adjusted net tangible book value per share after this offering would be $         per share, and the dilution in net tangible book value per share to new investors in this offering would be $         per share.
The number of shares of our common stock to be outstanding after this offering is based on 33,853,411 shares of common stock outstanding as of March 16, 2021 and excludes as of such date:
•
3,569,833 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $16.42 per share;

•
890,728 shares of common stock underlying options to purchase our common stock at a weighted average exercise price of $8.82 per share;

•
1,668,980 shares of common stock underlying restricted stock awards which have not yet vested;

•
2,284,053 shares of common stock reserved for future issuance under our 2020 Plan; and

•
        shares of our common stock exercisable at the underwriters’ option.

MANAGEMENT
Executive Officers and Directors
The table below contains information regarding our directors and executive officers as of the date hereof:
Name	Age	Position
William Toler	61	Chief Executive Officer and Chairman of the Board
Terence Fitch	61	President
B. John Lindeman	50	Chief Financial Officer
Susan P. Peters	67	Director
Patrick Chung	31	Director
Renah Persofsky	62	Director
Richard D. Moss	63	Director
Melisa Denis	57	Director
William Toler — Chief Executive Officer and Chairman of the Board
Mr. Toler has served as our Chief Executive Officer and Chairman of our board of directors since January 1, 2019. Prior to joining Hydrofarm in 2019, Mr. Toler was the Chief Executive Officer of Hostess Brands, Inc. (Nasdaq: TWNK) (“Hostess”), a food and beverage company, from May 2014 to March 2018. Under his leadership, Hostess successfully re-established the iconic Hostess brand as a leader within the sweet baked goods category, returned the company to profitability and transitioned Hostess from a private to public company. Mr. Toler has over 35 years of executive leadership experience in supply chain management and consumer packaged goods, including previously having served as Chief Executive Officer of AdvancePierre Foods, from September 2008 to August 2013, and President of Pinnacle Foods. He has also held executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Mr. Toler served on the board of directors of Collier Creek Holdings from September 2018 to September 2020, Hostess Brands from May 2014 to March 2018, AdvancePierre Foods from 2008 to 2013 and Pinnacle Foods from 2007 to 2008. In addition, Mr. Toler has also served as a senior advisor at Oaktree Capital Management, an investment management firm, from September 2013 to April 2014. Mr. Toler holds a B.A. in Business Management and Economics from North Carolina State University. Mr. Toler was selected to serve as Chairman of our board of directors because of his 35 years of executive leadership experience in supply chain management and consumer packaged goods.
Terence Fitch — President
Mr. Fitch has served as our President since March 4, 2019. Mr. Fitch has more than 30 years of marketing, sales, finance, manufacturing, supply chain, media and supervisory experience in the beverage industry. Prior to joining Hydrofarm in 2019, Mr. Fitch spent 18 years in Coca Cola’s senior management beginning in 1994, first as Regional Vice President of Sales and Marketing of the Gulf States, then as Division Vice President and General Manager, and finally as Senior Vice President and General Manager of the Western Region, responsible for a team of 13,500 sales, strategy, marketing, operations, manufacturing, supply chain, and analytical professionals, and accountable for annual sales in excess of $4.2 billion. Mr. Fitch also served as Senior Vice President and General Manager of the Western Region of Coca Cola Refreshments from 2010 to 2013. In 2013, Mr. Fitch founded Drink Teck, LLC, a functional beverage company, where he served as its Chief Executive Officer. Mr. Fitch has also served on the board of directors of the Harold Pump Foundation, on the C-5 Youth Foundation, on the USC Food Management Council, and on the Coca Cola Scholars Foundation. Mr. Fitch holds a B.S. in finance and marketing from Arizona State University.
B. John Lindeman — Chief Financial Officer
Mr. Lindeman has served as our Chief Financial Officer since March 2020. From August 2015 until assuming his current role at Hydrofarm Holdings in March 2020, Mr. Lindeman served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW) (“Calavo”), a global avocado-industry leader and expanding provider of valued-added fresh food, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, Mr. Lindeman held various leadership positions within the finance and investment banking industries, including serving as managing director at Sageworth Trust Company, a family office and private trust company, from March 2015 to July 2015, managing director and co-head of the consumer and retail group at Janney Montgomery Scott from August 2009 to March 2015, managing director at Stifel Nicolaus from December 2005 to August 2009 and principal at Legg Mason from October 1999 to December 2005. Prior to joining Legg Mason, he was a Manager at PricewaterhouseCoopers LLP from August 1996 to October 1999. Mr. Lindeman has also served as a director of Utz Brands, Inc. (NYSE: UTZ) since September 2020. Mr. Lindeman is a Chartered Financial Analyst and holds a B.S. in Business Administration from the University of Mary Washington.
Susan P. Peters — Director
Ms. Peters has served as our director since November 10, 2020. Previously, she was the Senior Vice President of Human Resources for General Electric Company (“GE”) from July 2013 until December 2017 after which she retired following 38 years of service. In her role as Chief Human Resource Officer (“CHRO”), Ms. Peters was a member of GE’s senior leadership team. From 2001 to 2007 Ms. Peters served as GE’s Vice President of Executive Development and served as Chief Learning Officer since 2007. In her role as the CHRO, Ms. Peters oversaw all aspects of the Human Resource function for GE’s workforce of approximately 325,000 employees in 175 countries. She was responsible for all of GE’s talent acquisition, talent development, learning, compensation and benefits, payroll, union relations, and security. Approximately 5,000 human resource employees worked under her leadership. Ms. Peters was first appointed as an officer at GE in 1997. Ms. Peters was a founding member of the GE Women’s Network and was also a member of the GE Foundation Board and the GE Pension Board. Ms. Peters also served on the National Board of Directors of Girl Scouts of the USA from 2008 until 2017. She is currently a member of the Loews Corporation (NYSE) board of directors. Ms. Peters received her B.A. from St. Mary’s College, Notre Dame and her Masters in Education from the University of Virginia. Ms. Peters was selected to serve on our board of directors because of her expertise in leadership and development and her experience serving as an officer of a global industrial company.
Patrick Chung — Director
Mr. Chung has served as our director since November 10, 2020. Mr. Chung currently serves as the Vice President of Finance at Serruya Private Equity Inc., which he joined in March 2018. In his role as Vice President, Mr. Chung oversees financial reporting and asset management for the fund, leads the real estate investments team, and plays a strategic role in the growth of investee companies. Previously, Mr. Chung was the Director of Finance for Inside Edge Properties Ltd. from March 2017 to March 2018. From January 2015 to March 2017, Mr. Chung served as the Assistant Manager of Finance Advisory for Deloitte. Prior to January 2015, Mr. Chung served as an Associate of Risk Assurance Services at PricewaterhouseCoopers Canada. In December 2015, Mr. Chung was designated as a Chartered Professional Accountant (“CPA”) by the Chartered Professional Accountants of Ontario. Mr. Chung received his Bachelor of Accounting and Finance and Minor in Economics from the University of Waterloo in December 2011 and his Masters of Accounting from the University of Waterloo in August 2012. Mr. Chung was selected to serve on our board of directors because of his expertise in financial accounting and investment management.
Renah Persofsky — Director
Ms. Persofsky has served as our director since November 10, 2020. Ms. Persofsky has over 40 years of business experience. Ms. Persofsky has served as the Chief Executive Officer of Strajectory Corp. since 2010 and as an executive consultant of Canadian Imperial Bank of Commerce since 2011. Ms. Persofsky has also served as the Chairwoman of BookJane Inc. since October 2016, a director of Aphria Inc. since October 2017 and the Vice Chairwoman and Lead Director since October 2019, and the Chairwoman of Green Gruff Inc. since July 2019. Ms. Persofsky has also previously served as an executive consultant to many iconic brands including Tim Hortons, Canadian Tire, Canada Post and Interac, and was an executive officer of the Bank of Montreal. Ms. Persofsky previously co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, as well as served as a special advisor to the Minister of Foreign Affairs and Trade. Ms. Persofsky received her degree from the Rotman School of Management at the University of Toronto. Ms. Persofsky was selected to serve on our board of directors because of her global business, e-commerce expertise, and her experience with the cannabis industry.

Richard D. Moss — Director
Mr. Moss has served as our director since November 10, 2020. Mr. Moss served as Chief Financial Officer of Hanesbrands Inc., a leading Fortune 500 apparel company, from October 2011 until October 2017, after which he served in an advisory role at Hanesbrands until his retirement on December 31, 2017. Prior to his appointment as Chief Financial Officer, Mr. Moss led several key financial functions, including treasury and tax, at Hanesbrands from 2006 to 2011. From 2002 to 2005, Mr. Moss served as Vice President and Chief Financial Officer of Chattem Inc., a leading marketer and manufacturer of branded over-the-counter health-care products, toiletries and dietary supplements. Since January 2018, Mr. Moss has also served as a senior advisor to Nexo Capital Partners. Mr. Moss has served as a director of Winnebago Industries, Inc., a leading U.S. recreational vehicle manufacturer, since February 2017 and has served as a director of Nature’s Sunshine Products, Inc. since May 2018. Mr. Moss received a B.A. and an M.B.A from Brigham Young University. Mr. Moss was selected to serve on our board of directors because of his significant financial and corporate governance experience, including experience with public, consumer-oriented companies.
Melisa Denis — Director
Ms. Denis has served as our director since November 20, 2020. Ms. Denis is currently President of Miracle Pointe Development, a real estate development company. Ms. Denis previously served as a partner at KPMG from 1998 to October 2020, including as National Tax Leader for Consumer Goods and as the leader of the Consumer and Industrial Market for Dallas. Ms. Denis has served as a member of the Board of Regents for the University of North Texas System since January 2020, an advisory board member of Women Corporate Directors since 2011, and a board member of Enactus, a global non-profit, since 2019. Ms. Denis is a Certified Public Accountant and received her degree in accounting and her Masters of Accounting and Tax from the University of North Texas. Ms. Denis was selected to serve on our board of directors because of her significant financial and tax experience, including experience with companies in the consumer goods industry.
Family Relationships
There are no family relationships between any of our directors or executive officers.
Placement Agent Agreement
In connection with the Private Placement, we entered into a placement agent agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”). The Placement Agent Agreement provides the Placement Agents with the right to appoint a director to our board of directors (the “PA Director”). Adam Stern, one of our former directors, was the PA Director pursuant to the Placement Agents’ rights under the Placement Agent Agreement. We have agreed to engage the Placement Agents as our warrant solicitation agent in the event the Investor Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agents equal to five (5%) percent of the amount of net cash proceeds solicited by the Placement Agents upon the exercise of the Investor Warrants following such call for redemption.
Board Leadership Structure and Role in Risk Oversight
Our board of directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The primary responsibility of our board of directors is to oversee our management and, in doing so, serve our best interests and the best interests of our stockholders. Our board of directors selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Our board of directors also participates in decisions that have a potential major economic impact on us. Management keeps the directors informed of company activity through regular communication, including written reports and presentations at board of directors and committee meetings.
Our board of directors is currently chaired by Mr. William Toler, who also serves as our Chief Executive Officer. We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. However, we have determined that it is in our best interest and the best interest of our stockholders to appoint Mr. Toler as our Chairman and Chief Executive Officer.
Effective risk oversight is an important priority of the board of directors. Because risks are considered in virtually every business decision, the board of directors discusses risk throughout the year generally or in connection with specific proposed actions. The board of directors’ approach to risk oversight includes understanding the critical risks in our business and strategy, evaluating our risk management processes, allocating responsibilities for risk oversight among the full board of directors, and fostering an appropriate culture of integrity and compliance with legal responsibilities.
Our officers are appointed by our board of directors and hold office until they resign or are removed from office by the board of directors. Ms. Peters, Ms. Persofsky, Mr. Chung, Mr. Moss and Ms. Denis qualify as independent directors.
Classified Board of Directors
Our Certificate of Incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:
•
the Class I directors are Mr. Toler and Mr. Chung and their terms will expire at the annual meeting of stockholders to be held in 2021;

•
the Class II directors are Ms. Persofsky and Ms. Denis and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•
the Class III directors are Mr. Moss and Ms. Peters and their terms will expire at the annual meeting of stockholders to be held in 2023.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock — Anti-Takeover Provisions — Classified Board of Directors.”
Committees of the Board of Directors
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
Our board of directors has established an audit committee of the board of directors. Mr. Moss (Chair), Ms. Persofsky and Ms. Denis serve as members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent.
Each member of the audit committee is financially literate and our board of directors has determined that each member qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
Our audit committee charter details the principal functions of the audit committee, including:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•
resolving any disagreements between management and the independent auditor regarding financial reporting;

•
pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•
setting clear hiring policies for employees or former employees of the independent auditors;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
seeking information that we require from employees or any of our direct or indirect subsidiaries (each, a “Subsidiary”), all of whom are directed to cooperate with the audit committee’s requests, or external parties;

•
meeting with any of our officers or employees (or officers or employees of any Subsidiary), the independent auditor or outside counsel, as necessary, or request that any such persons meet with any members of, or advisors or consultants to, the audit committee;

•
obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

•
overseeing that management has established and maintained processes to assure compliance by us with applicable laws, regulations and corporate policy; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
Our board of directors has established a compensation committee of the board of directors. Ms. Peters (Chair) and Mr. Chung serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Ms. Peters and Mr. Chung are independent.
Our compensation committee charter details the principal functions of the compensation committee, including:
•
discharging the responsibilities of the board of directors relating to compensation of our directors and executive officers;

•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•
reviewing and approving on an annual basis the compensation of all of our other officers;

•
reviewing on an annual basis our executive compensation policies and practices;

•
implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting management in complying with our proxy statement and annual report disclosure requirements;

•
periodically review executive supplementary benefits and, as appropriate, our retirement, benefit, and special compensation programs;

•
overseeing the annual process of evaluation of the performance of our management;

•
if required, producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing and recommending compensation of the directors, including with respect to any equity-based plans.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
Our board of directors has established a nominating and corporate governance committee of the board of directors. Ms. Persofsky (Chair) and Mr. Chung serve as members of our nominating and corporate governance committee. Ms. Persofsky and Mr. Chung meet the requirements for independence under the listing standards of the Nasdaq and SEC rules and regulations.
Our nominating and corporate governance committee charter details the principal functions of the nominating and corporate governance committee, including:
•
evaluating the current composition, organization and governance of the board of directors and its committees, and making recommendations to the board of directors for approval;

•
annually reviewing for each director and nominee to the board of directors, the particular experience, qualifications, attributes or skills that contribute to the conclusion that the person should serve or continue to serve as our director, as well as how the directors’ skills and background enable them to function well together as a board of directors;

•
determining desired board member skills and attributes and conducting searches for prospective directors whose skills and attributes reflect those desired;

•
evaluating and proposing nominees for election to the board of directors with a view to establishing a well-rounded, diverse, knowledgeable, and experienced board of directors;

•
administering the annual board of directors performance evaluation process, including conducting surveys of director observations, suggestions and preferences;

•
evaluating and making recommendations to the board of directors concerning the appointment of directors to our committees, the selection of our committee chairs, and proposal of the slate of directors for election to the board of directors;

•
overseeing the process of succession planning for the Chief Executive Officer and, as warranted, other senior officers;

•
developing, adopting and overseeing the implementation of our code of business conduct and ethics for all of our directors, executive officers and employees;

•
reviewing and maintaining oversight of matters relating to the independence of board of directors and committee members, keeping in mind the independence standards of the Sarbanes-Oxley Act of 2002 and the rules of Nasdaq;

•
overseeing and assessing the effectiveness of the relationship between the board of directors and our management; and

•
overseeing our environmental, social and governance (“ESG”) strategy, initiatives and policies, which will include receiving periodic reports from management regarding our ESG efforts and periodically providing reports to the board of directors on ESG matters.

Board Diversity
Our nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments and diversity, and with respect to diversity, such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.
Code of Conduct and Ethics
Our board of directors has adopted a code of conduct and ethics and whistle blower policy that applies to all of our employees, officers and directors. The full text of our code of conduct and ethics and whistle blower policy is posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act. Our code of conduct and ethics and whistle blower policy also addresses conflicts of interest that may arise between our business and the future business activities of our directors, executive officers or employees.

EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table
The following table contains information concerning the compensation during each of the two years ended December 31, 2020 and 2019 to our named executive officers (the “Named Executive Officers”).
Name and Principal Position	Year ($)	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
William Toler, Chief Executive Officer and Chariman of the Board(3)	2020	519,231	—	—	—	—	—	16,881	536,112
	2019	475,243	—	7,497,636	—	—	—	14,308	7,987,187
Terence Fitch, President(4)	2020	311,539	—	—	—	—	—	23,947	335,486
	2019	237,945	—	1,795,242	—	—	—	16,715	2,049,902
B. John Lindeman, Chief Financial Officer(5)	2020	374,519	100,000	2,440,327	—	—	—	16,412	2,931,258
	2019	—	—	—	—	—	—	—	—

(1)
The amounts reported in the “Stock Awards” column represent grant date fair value of the restricted stock units (“RSUs”) granted to the Named Executive Officers during the fiscal years ended December 31, 2020 and December 31, 2019 as computed in accordance with FASB Accounting Standards Codification Topic 718. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the Named Executive Officers from the RSUs.

(2)
“Other Compensation” consists of health insurance premiums.

(3)
Mr. Toler joined the Company as Chief Executive Officer and Chairman of the Board in January 2019. Mr. Toler was granted 1,034,431 and 413,772 RSUs in January 2019 and December 2019, respectively.

(4)
Mr. Fitch joined the Company as President in March 2019. Mr. Fitch was granted 372,395 RSUs in April 2019.

(5)
Mr. Lindeman joined the Company as Chief Financial Officer in March 2020. Mr. Lindeman was granted 402,151 RSUs in March 2020.

Narrative Disclosure to Summary Compensation Table
Executive Employment Agreements
The following description relates to employment agreements between us and our executive officers.
William Toler — Chief Executive Officer
In February 2019, we entered into an employment agreement with Mr. Toler, to serve as Chairman and Chief Executive Officer. Mr. Toler’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Toler. Under the provisions of the agreement, Mr. Toler’s base salary was $500,000 per year which was voluntarily reduced to $150,000 per year through September 30, 2019, at which time Mr. Toler’s base salary reset to $500,000. The agreement also includes an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Toler’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Toler resigns for good reason (as defined in the employment agreement), Mr. Toler will (i) have the right to receive an amount equal to the greater of $250,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of $350,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Toler resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Toler’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Toler’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Toler from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Toler will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Terence Fitch — President
In March 2019, we entered into an employment agreement with Mr. Fitch, to serve as President. Mr. Fitch’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Fitch. Under the provisions of the agreement, Mr. Fitch’s base salary was $300,000 per year which was voluntarily reduced to $150,000 per year until September 30, 2019, at which time Mr. Fitch’s base salary reset to $300,000. The agreement also includes an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Fitch’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Fitch resigns for good reason (as defined in the employment agreement), Mr. Fitch will (i) have the right to receive an amount equal to the greater of $150,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of $150,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Fitch resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Fitch’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Fitch’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Fitch from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Fitch will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.

B. John Lindeman — Chief Financial Officer
In February 2020, we entered into an offer letter with Mr. Lindeman, to serve as Chief Financial Officer. Mr. Lindeman’s offer letter provides for, among other things, base salary, annual performance bonus and severance payments. Under the provisions of the offer letter, Mr. Lindeman’s base salary is $475,000 per year. The offer letter also includes an annual performance bonus of up to fifty percent of Mr. Lindeman’s base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as determined by our board of directors and guarantees fifty percent of the pro-rated amount of the annual performance bonus for his first year of employment. The offer letter also includes an award of restricted stock units equal to 1.75% of the Company which vests over four years as follows: 25% vest after a 12-month service period following the award, and the balance vest in equal monthly installments over the next 36 months of service. Under the offer letter, Mr. Lindeman’s employment is at will. If Mr. Lindeman’s employment is terminated, Mr. Lindeman will (i) be paid cash severance of an amount equal to the greater of (x) $237,500 or (y) six months of his base salary in effect as of the date of separation and (ii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards.
Outstanding equity awards at 2020 fiscal year end
Outstanding Equity Awards at Fiscal Year-End
	Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
William Toler, Chief Executive Officer and Chairman of the	—	—	—	—	—	892,197	46,911,718	—	—
Terence Fitch, President(3)	—	—	—	—	—	209,473	11,014,090	—	—
B. John Lindeman, Chief Financial Officer(4)	—	—	—	—	—	402,151	21,145,100	—	—

(1)
Represents the fair market value of shares that were unvested as of December 31, 2020. The fair market value is based on the closing price on December 31, 2020 of $52.58 per share.

(2)
These restricted stock units (“RSUs”) vest over four years, with 25% vesting on the first anniversary of the respective grant date and the remainder vesting in 12 equal quarterly installments thereafter. 1,034,431 RSUs were granted on January 11, 2019 and 413,772 RSUs were granted on December 19, 2019.

(3)
These RSUs vest over four years, with 25% vesting on April 10, 2020, the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments thereafter. 372,395 RSUs were granted on April 10, 2019.

(4)
Mr. Lindeman joined the Company as Chief Financial Officer in March 2020. Mr. Lindeman was granted 402,151 RSUs in March 2020. 25% of these RSUs will vest on March 16, 2021 and 1/48th of the remaining RSUs will vest every month thereafter.

Equity Awards during fiscal 2020
During the year ending December 31, 2020, we made awards of 829,926 RSUs and options to purchase up to 150,119 shares of common stock. Of such awards, awards in the aggregate of 74,152 shares of common stock without any continued vesting or performance conditions were made to certain executive officers and former directors (some of who were also our principal stockholders) and their affiliates: 14,831 RSUs each to Mr. Adam Stern, Mr. Chris Payne, Mr. John Tomes and a former employee of Serruya Private Equity and 3,707 RSUs each to Mr. Jack Serruya, Mr. Aaron Serruya, Mr. Michael Serruya and Mr. Simon Serruya. In addition, an award of 296,630 RSUs was made to Mr. Michael Rapoport which vests over time and only vests if certain trading price objectives are met.
Aggregated Option Exercises and Fiscal Year-End Option Value
No options were exercised during the year ended December 31, 2020.
Director Compensation
The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2020, to each of our non-employee directors. Directors who are employed by us are not compensated for their service on our board of directors.
Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Patrick Chung	—	50,000	—	—	—	—	50,000
Susan P. Peters	—	50,000	—	—	—	—	50,000
Renah Persofsky	—	50,000	—	—	—	—	50,000
Richard D. Moss	—	50,000	—	—	—	—	50,000
Melisa Denis	—	50,000	—	—	—	—	50,000

(1)
These amounts represent the aggregate grant date fair value of the stock awards granted to each director during the fiscal year ended December 31, 2020, computed in accordance with FASB Accounting Standards Codification Topic 718. We granted 2,500 RSUs as initial annual equity awards to each of our non-employee directors. Such awards vest on June 14, 2021 after six months of service.

As of December 31, 2020, the aggregate number of shares subject to outstanding equity awards held by our non-employee directors were:
Name	Number of Shares of Underlying Outstanding Stock Awards
Patrick Chung	2,500
Susan P. Peters	2,500
Renah Persofsky	2,500
Richard D. Moss	2,500
Melisa Denis	2,500
Narrative to Director Compensation Table
In October 2020, our board of directors adopted a new compensation policy for our directors. This policy was developed with input from our independent compensation consultant, Korn Ferry, regarding practices and compensation levels at comparable companies. It is designed to attract, retain and reward nonemployee directors.
Under this director compensation policy, each non-employee director receives an annual director fee of $50,000. The chair of our audit committee is paid an additional fee of $25,000, the chair of our compensation committee is paid an additional fee of $15,000, and the chair of our nominating and corporate governance committee is paid an additional fee of $10,000. Each director also receives annual equity awards on the date of each annual meeting of our stockholders with a grant date value of $100,000 which will vest after one year of service, provided that the initial grant value is $50,000 which will vest after six months of service.
Board Observers
The Placement Agent Agreement provides the Placement Agents with the right to nominate one person to act as an observer on our board of directors and to attend all meetings of the board of directors in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that the board of directors provides to its directors at the same time and in the same matter provided to such directors.
Director and Officer Indemnification Agreements and Insurance
We have entered into indemnification agreements with each of our directors and executive officers (the “Indemnification Agreements”). Such Indemnification Agreements provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed actions, suits or other proceedings, subject to certain limitations. The Indemnification Agreements also provide for the advancement of expenses in connection with a proceeding prior to a final, non-appealable judgment or other adjudication, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The Indemnification Agreements set forth procedures for making and responding to requests for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between us and an indemnitee arising under the Indemnification Agreements.
We maintain directors’ and officers’ liability insurance coverage for our directors and officers in their capacities as our directors and officers.
Equity Incentive Plans
Our 2018 Equity Incentive Plan (the “2018 Plan”), 2019 Employee, Director and Consulant Equity Incentive Plan (the “2019 Plan”) and 2020 Plan (collectively, the “Plans”) were established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in us and to their interests and efforts to the long-term interests of our stockholders. On August 22, 2018, the board of directors adopted our 2018 Plan, on December 19, 2019, the board of directors adopted the 2019 Plan and on November 10, 2020, the board of directors adopted the 2020 Plan. The Plans provide for, among other things, grants of restricted stock units, stock options, restricted stock and other stock-based awards to employees, directors, consultants and other individuals who provide services to us and our affiliates. As of December 31, 2020, we have 2,197,396 shares of our common stock reserved for issuance under the 2020 Plan. Since our 2020 Plan has been approved by our stockholders, we do not intend to make any additional grants under the 2018 Plan and the 2019 Plan.
Administration. The Plans are administered by the board of directors. Notwithstanding the foregoing, the board of directors may delegate concurrent responsibility for administering each plan, including with respect to designated classes of persons eligible to receive an award under each plan, to a committee or committees (which term shall include subcommittees) consisting of one or more members of the board of directors, subject to such limitations as the board of directors deems appropriate.
Authorized Shares. Subject to the provisions of our 2020 Plan, the number of shares available for issuance under the 2020 Plan will be increased on January 1 of each year, beginning on January 1, 2021, and ending on January 2, 2030, in an amount equal to the lesser of (i) 4% of the outstanding shares of our common stock on such date or (ii) such number of shares determined by the plan administrator.
Plan Term. The 2018 Plan, the 2019 Plan, and the 2020 Plan will terminate on August 22, 2028, December 19, 2029, and November 10, 2030, respectively.
Types of Awards. The Plans permit the award of options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units, cash-based awards or other incentives payable in cash or in shares of common stock, as may be designated by the plan administrator.

Evidence of Awards. Awards under the Plans shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations and restrictions as the plan administrator shall deem advisable and that are not inconsistent with the plan.
Dividends and Distributions. Participants may, if the plan administrator so determines, be credited with dividends or dividend equivalents paid with respect to shares of common stock underlying an award in a manner determined by the plan administrator in its sole discretion in accordance with the Plans.
Eligibility. Under the 2018 Plan, an award may be granted to any of our employees, officers or directors or any entity that, directly or indirectly, is in control of, is controlled by, or is under common control with us (a “related company”), whom the plan administrator from time to time selects. Certain awards may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to us or a related company. Under each of the 2019 Plan and the 2020 Plan, an award may be granted to any of our employees, directors or consultants or of any corporation or other entity which, for the purposes of Section 424 of the Code, is our parent or subsidiary, direct or indirect (an “affiliate”).
Option Exercise Price. Options shall be granted with an exercise price per share not less than 100% of the fair market value of the common stock on the grant date and, with an exercise price per share not less than 110% of the fair market value of the common stock on the grant date, for options granted to a 10% stockholder).
Term of Options. Subject to earlier termination in accordance with the terms of the Plans and the instrument evidencing the option, the maximum term of the option shall be ten years from the grant date.
Exercise of Options. The plan administrator shall establish and set forth in each instrument that evidences the option the time at which, or the installments in which, the option shall vest and become exercisable. To the extent an option becomes exercisable, the option may be exercised in whole or from time to time in part by delivery to or as directed or approved by us of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the plan administrator. An option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the plan administrator.
Stock Appreciation Rights. The plan administrator may grant stock appreciation rights to participants at any time on such terms and conditions as the plan administrator shall determine in its sole discretion. A stock appreciation right may be granted in tandem with an option or alone. The grant price of a tandem stock appreciation right shall be equal to the exercise price of the related option. The grant price of a freestanding stock appreciation right shall be established in accordance with the procedures for options set forth in the plan. A stock appreciation right may be exercised upon such terms and conditions and for the term as the plan administrator determined in its sole discretion.
Term of Stock Appreciation Rights. The maximum term for a freestanding stock appreciation right shall be ten years. The maximum term for a tandem stock appreciation right shall be the term of the related option.
Payment of Stock Appreciation Right Amount. Upon the exercise of the stock appreciation right, a participant shall be entitled to receive payment in an amount determined by multiplying (i) the difference between the fair market value of the common stock on the date of exercise over the grant price of the stock appreciation right by (ii) the number of shares with respect to the which the stock appreciation right is exercised.
Stock Awards, Restricted Stock and Stock Units. The plan administrator may grant stock awards, restricted stock and stock units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with us or a related company or the achievement of any performance goals, as the plan administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the award.
Vesting of Restricted Stock and Stock Units. Upon satisfaction of any terms, conditions and restrictions prescribed with respect to restricted stock or stock units, or upon a participant’s release from any terms, conditions and restrictions on restricted stock or stock units, as determined by the plan administrator, (i) the shares covered by each award of restricted stock shall become freely transferable by the participant subject to the terms and conditions of the plan, the instrument evidencing the award, and applicable securities laws, and (ii) stock units shall be paid in shares of common stock or, if set forth in the instrument evidencing the awards, in cash or a combination of cash and shares of common stock.
Performance Shares. The plan administrator may grant awards of performance shares, designate to whom the performance shares are to be awarded and determine the number of performance shares and the terms and conditions of each such award. Performance shares shall consist of a unit valued by reference to a designated number of shares of common stock, the value of which may be paid to the participant by delivery of shares of common stock, or, if set forth in the instrument evidencing the awards, of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator.
Performance Units. The plan administrator may grant awards of performance units, designate the participants to whom performance units are to be awarded and determine the number of performance units and the terms and conditions of each such award. performance units shall consist of a unit valued by reference to a designated amount of property other than shares of common stock, which value may be paid to the participant by delivery of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator, and other terms and conditions specified by the plan administrator.
Other Stock or Cash-Based Awards. Subject to the terms of the plan and such other terms and conditions as the plan administrator deems appropriate, the plan administrator may grant other incentives payable in cash of shares of common stock under the applicable plan.
Restrictions on Transfer. No award or interest in an award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the participant designates one or more beneficiaries on our approved form who may exercise the award or receive payment under the award after the participant’s death. During a participant’s lifetime, an award may be exercised only by the participant. Notwithstanding the foregoing, and to the extent permitted by Section 422 of the U.S. Internal Revenue Code of 1986, as amended, with respect to incentive stock options, the plan administrator, in its sole discretion, may permit a participant to assign or transfer an award, subject to such terms and conditions as the plan administrator shall specify.
Adjustment of Shares. In the event that, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in our corporate or capital structure results in (a) outstanding shares of common stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of our securities or any other company or (b) new, different or additional securities of ours or any other company being received by the holders of shares of common stock, then the plan administrator shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the plan; (ii) the maximum number and kind of securities issuable as incentive stock options; and (iii) the number and kind of securities that are subject to any outstanding award and the per share price of such securities, without any change in the aggregate price to be paid therefor.
Amendment, Suspension or Termination. The board of directors or an authorized committee thereof may amend, suspend or terminate the plan or any portion of the plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the plan; and provided, further, that the board of directors shall be required to approve any amendment that requires stockholder approval. Subject to the terms of the plan, the board of directors or an authorized committee thereof may amend the terms of any outstanding award, prospectively or retroactively.
Change in Control. Under the 2018 Equity Incentive Plan, upon a merger or other reorganization event, the board of directors may, it its sole discretion, take any one or more of the following actions pursuant to the plan, as to some or all outstanding awards:

•
provide that all outstanding options shall be assumed or substituted by the successor corporation, in the event that such outstanding options are not assumed or substituted by the successor corporation, such options shall become fully vested and exercisable or payable and all applicable restrictions or forfeiture provisions shall lapse;

•
all performance based awards earned and outstanding shall be payable in full in accordance with the payout schedule in the award instrument; and

•
in lieu of the foregoing, all performance based awards may also be terminated by the board of directors, its is sole discretion, and the holder shall receive a cash payment equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of common stock comprising such award.

Under each of the 2019 Plan and 2020 Plan, upon a merger or other reorganization event, the board of directors may, it its sole discretion, take any one or more of the following actions pursuant to the plans, as to some or all outstanding awards:
•
provide that all outstanding options shall be assumed or substituted by the successor corporation;

•
upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•
in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

•
provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event; and

•
with respect to stock grants and in lieu of any of the foregoing, the board of directors or an authorized committee may provide that, upon consummation of the transaction, each outstanding stock grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of common stock comprising such award (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of our board of directors or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2018, to which we were a party in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or the consideration that we paid or received, as applicable, in connection with the transactions described below are comparable to terms available or amounts that would be paid or received, as applicable, in arms’-length transactions with parties unrelated to us.
McDowell Lease Agreement
Our former headquarters in Petaluma, California (“Petaluma HQ”) was leased, in part, from one of our former directors and one of our principal stockholders, Peter Wardenburg through his ownership interests in McDowell Group, LLC (“McDowell Group”). Mr. Wardenburg owns 50% of McDowell Group. We leased the Petaluma HQ on a month-to-month basis. In 2020, 2019 and 2018, aggregate rent expense totaled approximately $1.3 million, $1.4 million and $1.2 million, respectively. In March 2020, we relocated our headquarters to 290 Canal Road, Fairless Hills, Pennsylvania 19030.
Management Agreements
On May 12, 2017, we entered into management agreements (the “Management Agreements”) with Hawthorn Equity Partners Inc. (“Hawthorn Equity”), an affiliate of our 5% shareholder, Hawthorn LP and JAMS Holdings LLC (“JAMS”) an affiliate of our greater than 5% shareholder, Serruya Private Equity. Pursuant to the Management Agreements, Hawthorn Equity and JAMS provided us with various management services, including transaction advisory, financial and management consulting services. In consideration for these services, the management fees payable to Hawthorn Equity and JAMS annually were approximately $139,000 and $711,000, respectively, in addition to certain costs and expenses incurred while rendering the services stipulated in the Management Agreements. Pursuant to the Management Agreements, we incurred aggregate management fees and reimbursable expenses of nil, nil and $271,000 for the years ended December 31, 2020, 2019 and 2018, respectively. Certain of our current directors, Chris Payne and John Tomes, are affiliates of Hawthorn LP, and certain of our former directors, Michael Serruya, Arron Serruya and Simon Serruya are affiliates of Serruya Private Equity. Total management fees paid to Hawthorn Equity for the year ended December 31, 2018 was $35,000. Total management fees paid to JAMS for the year ended December 31, 2018 was $178,000. The Management Agreements were terminated in October 2018.
Cader Sublease
The Cader Lane Warehouse is leased, in part, from Mr. Peter Wardenburg, one of our former directors and one of our principal stockholders, through his ownership interests in Cader Lane, LLC. Mr. Wardenburg is 50% owner of Cader Lane, LLC. We lease 31,000 square feet. The lease’s monthly payments ranged from approximately $31,000 to $73,000 per month, and terminated on June 30, 2019. Our total rent payments for fiscal years 2020, 2019 and 2018 were nil, $0.1 million and $0.6 million, respectively.
Investor Rights Agreement
We previously entered into the investor rights agreement (the “Investor Rights Agreement”) with the Serruya Private Equity, HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund I, LP, Arch Street Holdings I, LLC, Payne Capital Corp., the Wardenburg Family Trust and A.G.P./Alliance Global Partners and SternAegis Ventures (collectively, the “Sponsors”), which was amended in November 2020 to eliminate most rights, except for certain piggyback registration rights (as amended, the “Amended Investor Rights Agreement”). See “— Registration Rights.”
The Merger and Concurrent Offering
Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the Concurrent Offering and (ii) Hydrofarm Holdings LLC, a subsidiary of HIC, and its affiliates entered into the Loan Transactions. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in the Private Placement. In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.
In connection with the Private Placement, we entered into a placement agent agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”). We have agreed to engage the Placement Agents as our warrant solicitation agent in the event the Investor Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agents equal to five (5%) percent of the amount of net cash proceeds solicited by the Placement Agents upon the exercise of the Investor Warrants following such call for redemption.
The principal stockholders listed in the “Principal Stockholders” section of this prospectus acquired their shares of common stock in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC and the Concurrent Offering and Merger. Mr. Wardenburg, one of our former directors and one of our principal stockholders previously held equity interests in Hydrofarm, LLC, and rolled over all or a portion of such equity interests into shares of common stock of HIC in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC. Mr. Wardenburg held the equity interests in Hydrofarm, LLC, prior to January 1, 2016.
Registration Rights
In addition to the Registration Rights Agreement, the Amended Investor Rights Agreement provides for piggyback registration rights to certain of the Sponsors for the shares of our common stock held by such Sponsors, but not including the securities acquired by such Sponsors in connection with the Concurrent Offering and subsequently converted to our securities pursuant to the Merger. The resale of these additional shares of our common stock will be eligible to be registered through piggyback registration rights, which may be exercised in connection with any future registration statement that is filed with the SEC.
Restricted Stock Unit Award
Certain of our officers, former directors and principal stockholders received stock awards in 2020. See “Executive and Director Compensation — Equity Awards during fiscal 2020.”
PBCO Notes
PBCO Note 1
On May 22, 2018, we entered into a subordinated promissory note in favor of PBCO, Inc. (“PBCO”), an entity wholly-owned by Peter Wardenburg, one of our previous directors and one of our principal stockholders, in an aggregate principal amount of $4.0 million (“PBCO Note 1”). Interest on PBCO Note 1 accrued at a rate of 8.24% per annum and PBCO Note 1 was scheduled to mature on November 12, 2022. PBCO Note 1 was subject to the terms of (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of May 22, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of May 22, 2018. In connection with the Concurrent Offering, PBCO Note 1 was converted into 484,681 (pre-split: 1,633,958) units in the Concurrent Offering and is of no further force or effect.
PBCO Note 2
On June 29, 2018, Hydrofarm Holdings entered into a subordinated promissory note in favor of PBCO in an aggregate principal amount of $2.0 million (“PBCO Note 2”). Interest on PBCO Note 2 accrued at a rate of 8.24% per annum and PBCO Note 2 was scheduled to mature on November 12, 2022. PBCO Note 2 was subject to the terms of (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of June 29, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of June 29, 2018. PBCO Note 2 was repaid with proceeds from the Private Placement and is of no further force or effect.
Indemnification agreements
We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our Certificate of Incorporation and our Bylaws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive and Director Compensation — Director and Officer Indemnification Agreements and Insurance” for information on our indemnification arrangements with our directors and executive officers.

PRINCIPAL STOCKHOLDERS
The table below provides information regarding the beneficial ownership of the common stock as of March 16, 2021, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, of  (1) each person or entity who owns beneficially 5% or more of the shares of our outstanding common stock, (2) each of our directors, (3) each of our Named Executive Officers and (4) our directors and officers as a group. Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Except as otherwise indicated, and subject to applicable community property laws, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Beneficial ownership prior to this offering is based on 33,853,411 shares of our common stock and 3,569,833 shares of our common stock underlying warrants outstanding as of March 16, 2021. Unless otherwise indicated below, the address for each beneficial owner listed is Hydrofarm Holdings Group, Inc., 290 Canal Road, Fairless Hills, Pennsylvania 19030.
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before This Offering	Percentage of Shares Beneficially Owned After This Offering
5% Stockholders
Chris Payne(1)	2,299,331	6.8%
John Tomes(2)	2,239,784	6.6%
Peter Wardenburg(3)	2,320,118	6.8%
Directors and Named Executive Officers:
William Toler(4)	916,047	2.7%
Terence Fitch(5)	142,350	*
B. John Lindeman(6)	61,321	*
Susan Peters(7)	500	*
Patrick Chung(7)	-	*
Renah Persofsky(7)	-	*
Richard D. Moss(7)	2,500	*
Melisa Denis(7)	1,200	*
All directors and current executive officers as a group (eight persons)	1,123,918	3.3%

* Less than one percent
(1)
Represents (i) 1,378,775 shares of our common stock and 74,293 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership, (ii) 628,448 shares of our common stock and 30,697 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP, (iii) 68,694 shares of our common stock and3,593 shares of common stock underlying warrants to purchase shares of our common stock held of record in Payne Capital Corp. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn, LP, (iv) 14,831 shares of our common stock held of record by Mr. Payne, and (v) 100,000 shares of our common stock held of record in Hydrofarm Co-Investment Fund II. Mr. Chris Payne is an affiliate of Hawthorn LP, Hydrofarm Co-Investment Fund LP, Payne Capital Corp and Hydrofarm Co-Investment Fund II. Messrs. Payne and Tomes may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership, Hydrofarm Co-Investment Fund, LP, and Hydrofarm Co-Investment Fund II. Mr. Chris Payne is the natural person with voting and investment power over the shares held by Payne Capital Corp and by Mr. Payne. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(2)
Represents (i) 1,378,775 shares of our common stock and 74,296 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership, (ii) 628,448 shares of our common stock and 30,697 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP, (iii) 27,571 shares of our common stock held of record by Mr. Tomes and (v) 100,000 shares of our common stock held of record in Hydrofarm Co-Investment Fund II. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn Limited Partnership. Mr. John Tomes is an affiliate of Hawthorn LP, Hydrofarm Co-Investment Fund LP and Hydrofarm Co-Investment Fund II. Messrs. Tomes and Payne may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership, Hydrofarm Co-Investment Fund, LP, and Hydrofarm Co-Investment Fund II. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(3)
Represents 2,077,777 shares of our common stock and 242,341 shares of common stock underlying warrants to purchase shares of our common stock held of record by Wardenburg 2009 Family Trust. Mr. Peter Wardenburg is the natural person with voting and investment power over the shares held by Wardenburg 2009 Family Trust. The stockholder’s address is 2249 S. McDowell Ext., Petaluma, CA 94954.

(4)
Represents 835,711 shares of our common stock and 80,336 shares of common stock that will vest within 60 days of March 16, 2021.

(5)
Represents 142,350 shares of our common stock and — shares of common stock that will vest within 60 days of March 16, 2021.

(6)
Represents 52,942 shares of our common stock and 8,379 shares of common stock that will vest within 60 days of March 16, 2021.

(7)
Excludes 2,500 restricted stock units that will vest after six months of service.

DESCRIPTION OF OUR INDEBTEDNESS
The following summarizes the principal terms of the agreements that govern our existing indebtedness. See also “Risk Factors — Risks Relating to Our Indebtedness” incorporated by reference in this prospectus from our Annual Report.
JPMorgan Credit Facility
On March 29, 2021, we and certain of our subsidiaries entered into a Senior Secured Revolving Credit Facility (the “JPMorgan Credit Facility”) with JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingline lender (“JPMorgan”), and the lenders from time to time party thereto. The JPMorgan Credit Facility replaces the Encina Credit Facility. There was no outstanding indebtedness under the Encina Credit Facility when it was replaced.
The JPMorgan Credit Facility, among other things, provides for an asset based senior revolving credit line (the “Senior Revolver”) with JPMorgan as the initial lender. The three-year Senior Revolver has a borrowing limit of $50 million. We have the right to increase the amount of the Senior Revolver in an amount up to $25 million by obtaining commitments from JPMorgan or from other lenders. The loans are available in both U.S. and Canadian dollars. Loans denominated in U.S. dollars bear interest at the Eurodollar Rate plus 1.95% and those denominated in Canadian dollars bear interest at the CDOR rate plus 1.95%. Both rates are ultimately based on LIBOR and there is a floor of 0.0% for each rate. Because the LIBOR rate may no longer be an appropriate reference rate commencing in 2022, the JPMorgan Credit Facility contains benchmark replacement terms pursuant to which the LIBOR-based rates will convert to SOFR based rates or other alternative rates upon the occurrence of certain events. Interest is payable monthly. Any outstanding principal is due at the end of the term.
Our and our subsidiaries’ obligations under the JPMorgan Credit Facility are secured by a first priority lien (subject to certain permitted liens) in substantially all of our and our subsidiaries’ respective personal property assets pursuant to the terms of a U.S. and a Canadian Pledge and Security Agreement, dated March 29, 2021 and the other security documents.
Furthermore, until full payment of all obligations required under the JPMorgan Credit Facility, the Subsidiary Obligors shall not, among other things, take any of the following actions, except as permitted by the JPMorgan Credit Facility:
•
merge, divide or consolidate, form any new subsidiary, acquire any interest in any Person (as defined therein), or wind-up or cease operations, dissolve or liquidate;

•
create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•
make acquisitions other than acquisitions that meet the criteria for “Permitted Acquisition” (as defined in the JPMorgan Credit Facility);

•
change its jurisdiction of formation;

•
dispose of any assets;

•
make loans or investments;

•
create, incur, assume or suffer to exist any lien;

•
authorize, enter into, or execute any agreements giving a Secured Party (as defined in the Uniform Commercial Code) control of a Deposit Account (as defined in the Uniform Commercial Code) or Securities Accounts (as defined in the Uniform Commercial Code);

•
enter into any covenant or agreement that restricts the Subsidiary Obligors from pledging or granting a security interest in, mortgaging, assigning, encumbering or otherwise creating a lien on any of its property in favor of a Lender (as defined therein);

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guaranty or become liable for the obligations of another party;

•
make a restricted payment, including paying dividends, repaying indebtedness or purchasing, redeeming or retiring our capital stock stock unless certain availability and other tests are met;

•
redeem, retire, purchase or otherwise acquire any of a Subsidiary Obligors’ capital stock or other equity interests; or

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engage, directly or indirectly, in a business other than the business which is being conducted on the date hereof and businesses reasonably related thereto.

In addition, during any period when Excess Availability (as defined in the JPMorgan Credit Facility) is less than 10%, the Company and its subsidiaries must maintain a Fixed Charge Coverage Ratio (as defined in the JPMorgan Credit Facility) of not less than 1.10 to 1.0.
Under the JPMorgan Credit Facility, the following actions, among others, could be deemed to be an “event of default” that may result in the acceleration of the due date, payment of all obligations and termination of all revolver commitments, without any action by JPMorgan or notice of any kind.
•
Failure to pay obligations when due;

•
Any representation, warranty, statement, report or certificate made or delivered is untrue or misleading in any material respect;

•
A default in the performance and observance of certain covenants;

•
A guarantor repudiates, revokes or attempts to revoke its guaranty;

•
The actual or attempted revocation or termination of, or limitation or denial of liability under, any guaranty of any of the Obligations (as defined therein), or any security document securing any of the Obligations;

•
The commencement of an involuntary case or other proceeding against any Subsidiary Obligor; or

•
The occurrence of a change of control (defined as the acquisition by a person or group of more than 35% of the equity or a change of the composition of the board of directors not approved by the then-existing board).

As of the date of this prospectus, we have no borrowings outstanding under the JPMorgan Credit Facility.
Other Indebtedness
We have other indebtedness of approximately $1.0 million as of December 31, 2020, related to financing leases and term debt.

DESCRIPTION OF CAPITAL STOCK
Our Certificate of Incorporation authorizes us to issue:
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300,000,000 shares of common stock, par value $0.0001 per share; and

•
50,000,000 shares of preferred stock, par value $0.0001 per share.

As of March 16, 2021, we had issued and outstanding 33,853,411 shares of our common stock.
The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our Certificate of Incorporation. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock. A copy of our Certificate of Incorporation may be obtained from us upon written request.
Common Stock
Voting. The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).
Dividends. The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock. As of the date of this prospectus, we may not declare a dividend in light of the JPMorgan Credit Facility.
Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.
Preemptive and Similar Rights. The holders of our common stock have no preemptive or similar rights.
Preferred Stock
We are authorized to issue up to 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in our control, all without further action by our stockholders. We do not have any shares of preferred stock outstanding.
Warrants
As of March 16, 2021, we had issued and outstanding warrants to purchase 3,369,124 and 200,709 shares of our common stock, which are referred to as the “Investor Warrants” and the “Placement Agent Warrants,” respectively.
The Investor Warrants
General Terms. The Investor Warrants are exercisable for common stock at an initial exercise price equal to $16.86 per share. The exercise price and the number of securities issued upon exercise of the Investor Warrants are subject to adjustment for stock splits, stock dividends and similar events.
Exercisability. The Investor Warrants became exercisable upon the closing of our IPO on December 14, 2020. The Investor Warrants will expire on December 14, 2023.
The Investor Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Investor Warrants. No fractional shares will be issued upon the exercise of the Investor Warrants. The Investor Warrants may only be exercised on a “cashless” basis if at any time after 180 days following the date that a resale registration statement is publicly filed with the commission, the registration statement covering the resale of the shares of our common stock issuable upon exercise of the Investor Warrants by the investors is not effective with the SEC.
Redemption. The Investor Warrants may be called by us upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice at any time provided that, at the time of delivery of such notice (i) there is an effective registration statement covering the resale of the shares of common stock underlying the Investor Warrants, and (ii) the VWAP of our common stock for twenty (20) consecutive trading days prior to the date of the notice of redemption is at least $25.28, as proportionately adjusted to reflect any stock splits, stock dividends, combination of shares or like events. We have agreed to engage the Placement Agents as our warrant solicitation agent in the event the Investor Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agents equal to five (5%) percent of the amount of net cash proceeds solicited by the Placement Agents upon the exercise of the Investor Warrants following such call for redemption.
If we elect to call the Investor Warrants (or any other warrant) for redemption, we must also call all other warrants (other than the Placement Agent Warrants) for redemption on the terms described above.
The Placement Agent Warrants
The Placement Agent Warrants have substantially similar terms to the Investor Warrants except that (i) the exercise price for 344,716 and 172,351 of the Placement Agent Warrants is equal to $8.43 per share and $16.86 per share, respectively, (ii) the Placement Agent Warrants may be exercised on a “cashless basis,” (iii) there is no optional redemption feature allowing us to redeem the Placement Agent Warrants prior to the expiration date of the Placement Agent Warrants and (iv) there is a change of control provision providing the holders of the Placement Agent Warrants, upon a change of control (as defined in the Placement Agent Warrants), with the right to acquire and receive upon exercise of the Placement Agent Warrant in lieu of the shares of our common stock underlying the Placement Agent Warrants, such shares of stock, securities of assets (including cash) that a holder of shares of our common stock deliverable upon exercise of the Placement Agent Warrants would have been entitled to receive in a such transaction as if the Placement Agent Warrants had been exercised immediately prior to the transaction constituting such change of control.
Warrant Holder Not a Stockholder
The Investor Warrants and Placement Agent Warrants do not confer upon the holders thereof any voting, dividend or other rights as our stockholders.
Equity Incentive Plans
2020 Equity Incentive Plan
As of December 31, 2020, we had 12,500 shares of common stock issuable upon vesting of restricted stock units under our 2020 Plan. As of December 31, 2020, we issued 74,157 shares of common stock underlying options issuable upon the exercise of stock options at a weighted average exercise price of $11.06 per share under our 2020 Plan and 2,197,396 shares of common stock authorized for future issuance under the 2020 Plan.
2019 Equity Incentive Plan
As of December 31, 2020, we had 756,973 shares of common stock issuable upon vesting of restricted stock units under our 2019 Plan and 137,798 shares of common stock authorized for future issuance under the 2019 Plan. Since our 2020 Plan has been approved by our stockholders, we do not expect to make new grants under the 2019 Plan.
2018 Equity Incentive Plan
As of December 31, 2020, we had 791,341 shares of common stock issuable upon vesting of restricted stock units and 848,639 shares of common stock issuable upon the exercise of stock options at a weighted average exercise price of $ 8.61 per share under our 2018 Plan, and 532,382 shares of common stock authorized for future issuance under the 2018 Plan. Since our 2020 Plan has been approved by our stockholders, we do not expect to make new grants under the 2018 Plan.
Registration Rights Agreement
In connection with our Private Placement, we entered into a Registration Rights Agreement pursuant to which we are obligated to register with the SEC the shares of our common stock that were acquired by certain stockholders in the Private Placement as well as the shares of common stock issuable upon exercise of the Investor Warrants. The following description is a summary only of material provisions of the Registration Rights Agreement.
The Registration Rights Agreement contains certain holdback provisions relating to Transfers (as defined in the Registration Rights Agreement) of Registrable Securities (as defined therein) by holders of such securities. Pursuant to such provisions, a holder of Registrable Securities will be not be able to fully Transfer all Registrable Securities until such date that is three (3) months from the date of effectiveness of the Resale Registration Statement. Specifically, a holder shall be permitted to transfer up to 50% of Registrable Securities held at any time on or after the effectiveness of the Resale Registration Statement and following such date, a holder shall be entitled to Transfer the balance of all Registrable Securities held by such holder on or after the end of three (3) months following the effectiveness of the Resale Registration Statement. The foregoing holdback provisions shall be terminated in the event the closing price of our common stock is $10.00 or above for 20 consecutive trading days; provided, however, in the event that there is an initial public offering engagement, such holders will not Transfer any of the Registrable Securities or Investor Warrants until the date that is six (6) months after the effective date of the registration statement filed in connection with such initial public offering engagement.
Forum Selection
Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.
Anti-Takeover Provisions
Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action by written consent. Our Certificate of Incorporation and Bylaws provide that no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our Bylaws and no action shall be taken by our stockholders by written consent, subject to the rights of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent; provided, however, that, for so long as S5 Enterprises Inc. (formerly 2118769 Ontario Inc.), Fruzer Inc., Indulge Inc. (formerly 2208742 Ontario Inc.), Jackpot Inc. (formerly 2208744 Ontario Inc.), HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund, LP, Arch Street Holdings I, LLC and Payne Capital Corp., together with their respective affiliates or successors, collectively beneficially own (directly or indirectly), in the aggregate, at least fifty percent (50%) of our then issued and outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders called in accordance with our Bylaws may be taken by our stockholders by written consent.
Special meetings of stockholders. Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, special meetings of our stockholders may be called only by (a) our board of directors pursuant to a resolution approved by a majority of the total number of our directors that we would have if there were no vacancies or (b) the chair of our board of directors, and any power of our stockholders to call a special meeting is specifically denied.
Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws. The Delaware General Corporation Law (“DGCL”) provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that certain provisions of our Certificate of Incorporation (namely, those provisions relating to (i) directors; (ii) limitation of director liability, indemnification and advancement of expenses and renunciation of corporate opportunities; (iii) meetings of stockholders; and (iv) amendments to our Certificate of Incorporation and Bylaws) may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (662/3%) of the voting power of all of our then-outstanding shares then entitled to vote generally in an election of directors, voting together as a single class. Our Certificate of Incorporation and Bylaws also provide that approval of stockholders holding sixty-six and two-thirds percent (662/3%) of the voting power of all of our then-outstanding shares entitled to vote generally in an election of directors, voting together as a single class, is required for stockholders to make, alter, amend, or repeal any provision of our Bylaws. Our board of directors retains the right to alter, amend or repeal our Bylaws.
Classified Board of Directors. Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of directors.

Limitations on Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation and Bylaws provides indemnification for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors that may be, in some cases, broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under our Certificate of Incorporation, to the maximum extent permitted by the laws of the State of Delaware, (a) we have renounced all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any of our directors, (ii) any of our stockholders, officers or agents, or (iii) any Affiliate (as defined in our Certificate of Incorporation) of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or director of us or our subsidiaries; (b) no stockholder and no director, in each case, that is not an employee of us or our subsidiaries, has any duty to refrain from (x) engaging in a corporate opportunity in the same or similar lines of business in we or our subsidiaries from time to time are engaged or propose to engage or (y) otherwise competing, directly or indirectly, with us or any of our subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of us or our subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such stockholder or director has no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of our or our subsidiaries, solely in his or her capacity as a director or employee of us or our subsidiaries.
Furthermore, to the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours or our subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our Certificate of Incorporation, (b) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which we or our subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
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before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

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at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Transfer Agent and Registrar
The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. They are located at 1 State Street, 30th Floor, New York, New York 10004. Their telephone number is (212)-509-4000.

SHARES ELIGIBLE FOR FUTURE SALE
Sales of our common stock in the public market in this offering or in future offerings, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time and could impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
All of the shares sold in this offering or in the IPO will be freely tradable unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering are restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale, subject to compliance with Rule 144 or Rule 701 of the Securities Act.
We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.
In addition,       shares of common stock that are either subject to outstanding stock options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 of the Securities Act.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell the common stock held by such person, subject to the continued availability of current public information about us (which current public information requirement is eliminated after a one-year holding period).
Beginning 90 days after the date of this prospectus, a person who is one of our affiliates, or has been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell his or her securities, provided that he or she sells an amount that does not exceed 1% of the number of shares of our common stock then outstanding (or, if our common stock is listed on a national securities exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale), subject to the continued availability of current public information about us, compliance with certain manner of sale provisions, and the filing of a Form 144 notice of sale if the sale is for an amount in excess of 5,000 shares or for an aggregate sale price of more than $50,000 in a three-month period.
Upon expiration of the lock-up periods described below,       shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.
Lock-Up Agreements
In connection with the IPO, we, along with our directors and executive officers and substantially all of our other stockholders have agreed with the underwriters that, during the period ending 180 days after December 9, 2020, we or they will not offer, sell, contract to sell, pledge, grant any stock option to purchase, make any short sale or otherwise dispose of any shares of our common stock (including any shares issued in the IPO or other issuer-directed shares), or any stock options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or later acquired, owned directly or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.
In addition, we and all of our directors and executive officers have agreed with the underwriters that, during the period ending        days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any stock option to purchase, make any short sale or otherwise dispose of any shares of our common stock (including any shares issued in this offering) or any stock options or warrants to purchase any shares of our common stock or any securities convertible into, exchange for or that represent the right to receive shares of our common stock, whether now owned or later acquired, owned directly or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions.                                  , on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting.”
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 701
In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or stock option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
Registration Rights
Pursuant to our Investor Rights Agreement, after the completion of this offering, the holders of up to          shares of our common stock, including         shares underlying outstanding warrants, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock — Registration Rights Agreement” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK
The following discussion is a summary of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:
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a non-resident alien individual;

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a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

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a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.
This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any U.S. state, local or non-U.S. taxes, or any other aspect of any U.S. federal tax other than the income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:
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insurance companies;

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tax-exempt or governmental organizations;

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financial institutions;

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brokers or dealers in securities;

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regulated investment companies;

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pension plans;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

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persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

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certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.
Distributions on Our Common Stock
As indicated in the “Dividend Policy” section of this prospectus, we have never declared or paid cash dividends on any of our capital stock and currently intend to retain all available funds and any future earnings to fund the development and growth of our business.
In the event that we do make distributions, subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements — FATCA”, distributions paid on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.”
Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for such lower rate of U.S. withholding tax as may be specified under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.
Gain on Sale or Other Taxable Disposition of Our Common Stock
Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements  —  FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the U.S., in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•
the non-U.S. holder is a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence)

on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or
•
we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market, as defined by applicable U.S. Treasury Regulations, and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. holders should consult their own tax advisors about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Backup Withholding and Information Reporting
We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.
Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.
Withholding and Information Reporting Requirements  —  FATCA
Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to payments of gross proceeds of sales or other dispositions of our common stock, although under proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed U.S. Treasury Regulations pending finalization), no withholding will apply to such payments of gross proceeds.

Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
Total
The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.
The underwriters will have an option to buy up to                 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      .
We have agreed to reimburse the underwriters for certain expenses of up to $     related to clearance of this offering with FINRA. The underwriters have also agreed to reimburse us for certain of our expenses incurred by us with respect to this offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file, with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                                   for a period of     days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.
Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering (the “lock-up agreements”) or are subject to the market standoff provisions in the Registration Rights Agreement pursuant to which each holder shall not transfer, sell, offer, pledge, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend or otherwise transfer or encumber any Registrable Securities (as defined in the Registration Rights Agreement) until the date that is six months after the effective date of our initial public offering registration statement.
The lock-up agreements provide that each lock-up party, for a period of up to     days after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of                                  , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, the lock-up securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “lock-up securities”) (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any lock-up securities or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The lock-up agreements are subject to specified exceptions. In the case of our directors and officers and holders subject to the lock-up restrictions, such restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to transfers or dispositions:
(a)
as a bona fide gift or gifts, or for bona fide estate planning purposes,

(b)
by will, other testamentary document or intestacy,

(c)
to any trust for the direct or indirect benefit of the undersigned or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust,

(d)
to a corporation, partnership, limited liability company, trust or other entity of which the lock-up party and/or one or more members of the immediate family of the lock-up party are, directly or indirectly, the legal and beneficial owner of all of the outstanding equity securities or similar interests,

(e)
to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (d) above,

(f)
if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party or (ii) as part of a distribution or other transfer to general or limited partners to members or shareholders, or other holders of equity in, of the lock-up party,

(g)
by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or court order,

(h)
to us from an employee or other service provided of us upon death, disability or termination of employment or service, in each case, of such employee or other service provider,

(i)
as part of a sale of the lock-up party’s lock-up securities acquired in open market transactions after the closing date for this offering,

(j)
to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, or

(k)
pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of us;

provided that (1) in the case of any transfer, disposition or distribution pursuant to clause (a)-(g), such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the representatives a lock-up letter, (B) in the case of any transfer or distribution pursuant to clause (a)-(f) and (i)-(j), no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the restricted period referred to above) and (C) in the case of any transfer or distribution pursuant to clause (g) and (h), it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.
We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Our common stock is listed on the Nasdaq Global Select Market under the symbol “HYFM.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market in the over-the-counter market or otherwise.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or other customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
A.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the bookrunner for any such offer; or

C.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the bookrunner have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland
The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the “SFO”), and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale,or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(i)
to an institutional investor (as defined in Section 274A of the Securities and Futures Act, (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) pursuant to Section 274 of the SFA);

(ii)
to a relevant person (as defined in Section 275(1) of the SFA) or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock.
Notice to Prospective Investors in Australia
This document:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

LEGAL MATTERS
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the years ended December 31, 2020 and 2019, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of FASB ASC Topic 842, Leases), which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Hydrofarm Holdings Group, Inc., and the related financial statement schedule, for the year ended December 31, 2018 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2020, have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available at the SEC’s web site at http://www.sec.gov.
Our website address is www.hydrofarm.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
INCORPORATION BY REFERENCE
The rules of the SEC allow us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):
•
our Annual Report on Form 10-K for fiscal year ended December 31, 2020, filed on March 30, 2021; and

•
our Current Reports on Form 8-K filed on March 23, 2021 and March 30, 2021.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

HYDROFARM HOLDINGS GROUP, INC.
shares of Common stock

Prospectus

J.P. Morgan	Stifel
                 , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other expenses of issuance and distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee:
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Pritning expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be completed by amendment.

Item 14.   Indemnification of directors and officers.
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated by-laws (the “Bylaws”), provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against expenses, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the director or officer or on the director’s or officer’s behalf in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of an officer of the Company, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer or trustee of another corporation, or of a partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws also provides for the advancement of expenses (including attorney’s fees) to each of our directors and officers. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The Bylaws further provides that we may, at the discretion of the board of directors, grant rights of indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of our Certificate of Incorporation with respect to the indemnification and advancement of expenses of our directors and officers.
In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our Certificate of Incorporation or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of the Bylaws.
We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Certificate of Incorporation and Bylaws. In addition, such agreements may be, in some cases, broader than the specific indemnification provisions contained under the Delaware General Corporation Law.
We also maintain a directors and officers liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 15.   Recent sales of unregistered securities.
In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:
Private Placement and Merger
In October 2018, we consummated a private placement offering of 4,929,725 (pre-split: 16,619,616) units (each a “Unit,” and collectively, the “Units”) for gross proceeds of approximately $41.5 million. Each Unit consisted of (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of (x) the effectiveness of a resale registration statement, (y) the closing of an initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half (1/2) share of our common stock at an initial exercise price of $16.86 per full share (the “Private Placement”). As part of the Private Placement, we issued A.G.P./Alliance Global Partners and SternAegis Ventures warrants to purchase 517,068 shares of our common stock.
Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).
In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 1,807,838 (pre-split: 6,094,617) units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in a private placement offering between December 2019 and February 2020, 7,725,045 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share, at an offering price of $3.50. We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes in September and October 2019 which converted into shares of our Series A Preferred Stock), before deducting fees and related offering expenses.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Plan-Related Issuances
From April 1, 2018 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 1,108,689 shares of our common stock under our equity compensation plans at an exercise price of $8.75 per share.
From April 1, 2018 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 2,650,524 restricted stock units to be settled in shares of our common stock under our equity compensation plans.
The offers, sales and issuances of the securities described above were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and financial statement schedules.
(a)
Exhibits.

Exhibit	Description
1.1**	Form of Underwriting Agreement.
2.1*	Amended and Restated Agreement and Plan of Merger, dated August 28, 2018, by and among Hydrofarm Holdings Group, Inc., Hydrofarm Merger Sub, Inc. and Hydrofarm Investment Corp (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
3.1*	Amended and Restated Certificate of Incorporation of Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
3.2*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
3.3*	Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
3.4*	Amended and Restated Bylaws (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
4.1*	Specimen Common Stock Certificate of the Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.2*	Form of Warrant To Purchase Common Stock (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.3*	Form of Placement Agent Warrant to Purchase Common Stock (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.4*	Form of Registration Rights Agreement from Private Placement (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.5*	Investor Rights Agreement, dated August 28, 2018, by and among Hydrofarm Holdings LLC and certain of its stockholders identified on the signature pages thereto (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.6*	Amendment No. 1 to Investor Rights Agreement, dated November 10, 2020, by and among Hydrofarm Holdings LLC and certain of its stockholders identified on the signature pages thereto. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
5.1**	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1#*	Loan And Security Agreement, dated May 12, 2017, by and between Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.2#*	Amended and Restated Loan and Security Agreement, dated November 8, 2017, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, GS Distribution Inc., SunBlaster Holdings ULC, EWGS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

Exhibit	Description
10.3#*	Forbearance Agreement and First Amendment to Amended and Restated Loan and Security Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO, LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.4#*	First Amendment To Forbearance Agreement And Second Amendment To Amended And Restated Loan And Security Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.5#*	Waiver And Third Amendment To Amended And Restated Loan And Security Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.6#*	Fourth Amendment To Amended And Restated Loan And Security Agreement, dated March 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.7#*	Fifth Amendment To Amended And Restated Loan And Security Agreement, dated May 31, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.8#*	Sixth Amendment To Amended And Restated Loan And Security Agreement, dated June 10, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.9#*	Seventh Amendment To Amended And Restated Loan And Security Agreement, dated June 27, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.10#*	Payoff Letter, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO LLC, GS Distribution, Inc., EWGS Distribution, Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

Exhibit	Description
10.11#*	Credit Agreement, dated March 12, 2017, by and between Hydrofarm Holdings LLC (to be succeeded as Borrower by Hydrofarm, LLC, WJCO, LLC, EHH Holdings, LLC, and SunBlaster LLC) and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.12#*	Forbearance Agreement and Amendment to Credit Agreement, dated March 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, Hydrofarm Canada, LLC, WJCO, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.13#*	Amendment No. 1 to Forbearance Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, Hydrofarm Canada, LLC, WJCO, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.14#*	Waiver and Amendment No. 1 to Credit Agreement, dated September 21, 2017, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.15#*	Amendment No. 2 to Credit Agreement, dated November 8, 2017, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.16#*	Waiver and Amendment No. 3 to Credit Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.17#*	Amendment No. 4 to Credit Agreement, dated March 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.18+*	Amendment No. 5 to Credit Agreement, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.19+*	Amendment No. 6 to Credit Agreement, dated October 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.20+*	Loan And Security Agreement, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.21+*	First Amendment to Loan And Security Agreement, dated October 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

Exhibit	Description
10.22+*	Second Amendment to Loan And Security Agreement, dated November 26, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.23+*	Third Amendment to Loan And Security Agreement, dated April 3, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.24+*	Fourth Amendment to Loan And Security Agreement, dated May 29, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.25+*	Fifth Amendment to Loan And Security Agreement, dated May 30, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.26+*	Sixth Amendment to Loan And Security Agreement, dated September 30, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.27+*	Employment Agreement, dated January 1, 2019, by and between Hydrofarm Holdings Group, Inc. and William Toler (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.28+*	Employment Agreement, dated March 4, 2019, by and between Hydrofarm Holdings Group, Inc. and Terence Fitch (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.29+*	Offer Letter, dated February 26, 2020, by and between Hydrofarm Holdings Group, Inc. and B. John Lindeman (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.30*	Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.31*	Form of Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan Stock Option Grant Notice (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.32+*	Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.33+*	Form of Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan Stock Option Grant Notice (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.34+*	Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).

Exhibit	Description
10.35+*	Form of Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan Stock Option Notice (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
10.36*	Form of Indemnification Agreement (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.37*	Credit Agreement, dated March 29, 2021, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, and JPMorgan Chase Bank, N.A. (Incorporated by reference to the Company’s Annual Report on Form 10-K, filed with the SEC on March 30, 2021).
16.1*	Letter from MNP LLP regarding statements made in the registration statement concerning its dismissal (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
21.1*	Subsidiaries of Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
23.1**	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2**	Consent of MNP, LLP, independent registered public accounting firm.
23.3**	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page to this registration statement).

*
Previously filed.

**
To be filed by amendment.

+
Indicates a management contract or compensatory plan.

#
Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules.
See Schedule II — Valuation and Qualifying Accounts to our audited consolidated financial statements for the years ended December 31, 2020 and 2019.
Item 17.   Undertakings.
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.
(2)
That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser,

i.
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairless Hills, Pennsylvania, on the day of            , 2021.
Hydrofarm Holdings Group, Inc.

William Toler
Chief Executive Officer
(Principal Executive Officer)
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Toler and B. John Lindeman, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
William Toler	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2021
B. John Lindeman	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Susan P. Peters	Director	, 2021
Patrick Chung	Director	, 2021
Renah Persofsky	Director	, 2021
Richard D. Moss	Director	, 2021
Melisa Denis	Director	, 2021